UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                        CONSOLIDATED BALANCE SHEETS
                     AS OF SEPTEMBER 30, 2005 AND 2004
                        (Thousands of Mexican Pesos)
                                                                                                               Final Printing
  REF
                                  CONCEPTS                                CURRENT YEAR                 PREVIOUS YEAR
                                                                     -----------------------      ---------------------------
   S                                                                  Amount           %            Amount            %
-----------------------------------------------------------------------------------------------------------------------------
   1    TOTAL ASSETS                                                 61,352,188        100         61,657,016         100

   2    CURRENT ASSETS                                               20,889,591         34         20,952,413          34
   3    CASH AND SHORT-TERM INVESTMENTS                              11,142,814         18         10,910,821          18
   4    ACCOUNTS AND NOTES RECEIVABLE (NET)                           4,053,314          7          3,833,718           6
   5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                     1,089,388          2          1,275,035           2
   6    INVENTORIES                                                   3,809,011          6          4,283,756           7
   7    OTHER CURRENT ASSETS                                            795,064          1            649,083           1
   8    LONG-TERM                                                     6,596,614         11          7,122,253          12
   9    ACCOUNTS AND NOTES RECEIVABLE (NET)                                   0          0                  0           0
  10    INVESTMENT IN SHARES OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                   6,414,795         10          6,839,193          11
  11    OTHER INVESTMENTS                                               181,819          0            283,060           0
  12    PROPERTY, PLANT AND EQUIPMENT (NET)                          19,071,323         31         19,390,581          31
  13    LAND AND BUILDINGS                                           13,166,984         21         13,226,409          21
  14    MACHINERY AND INDUSTRIAL EQUIPMENT                           19,542,455         32         15,463,195          25
  15    OTHER EQUIPMENT                                               3,026,796          5          2,995,262           5
  16    ACCUMULATED DEPRECIATION                                     17,060,728         28         13,054,956          21
  17    CONSTRUCTION IN PROGRESS                                        395,816          1            760,671           1
  18    DEFERRED ASSETS (NET)                                        10,575,207         17          9,488,607          15
  19    OTHER ASSETS                                                  4,219,453          7          4,703,162           8

  20    TOTAL LIABILITIES                                            34,616,642        100         34,851,716         100

  21    CURRENT LIABILITIES                                           5,544,282         16          6,994,836          20
  22    SUPPLIERS                                                     2,300,114          7          2,152,453           6
  23    BANK LOANS                                                      126,618          0            131,864           0
  24    STOCK MARKET LOANS                                               57,517          0          2,359,195           7
  25    TAXES PAYABLE                                                   426,998          1            409,216           1
  26    OTHER CURRENT LIABILITIES                                     2,633,035          8          1,942,108           6
  27    LONG-TERM LIABILITIES                                        20,115,611         58         19,855,469          57
  28    BANK LOANS                                                    3,800,614         11          2,083,352           6
  29    STOCK MARKET LOANS                                           14,658,502         42         15,605,114          45
  30    OTHER LOANS                                                   1,656,495          5          2,167,003           6
  31    DEFERRED LIABILITIES                                          8,778,270         25          8,001,411          23
  32    OTHER LIABILITIES                                               178,479          1                  0           0

  33    CONSOLIDATED STOCKHOLDERS' EQUITY                            26,735,546        100         26,805,300         100

  34    MINORITY INTEREST                                               211,131          1           (203,593)         (1)
  35    MAJORITY INTEREST                                            26,524,415         99         27,008,893         101
  36    CONTRIBUTED CAPITAL                                          13,881,586         52         13,881,586          52
  37    CAPITAL STOCK (NOMINAL)                                       2,524,174          9          2,524,174           9
  38    RESTATEMENT OF  CAPITAL STOCK                                 7,210,783         27          7,210,783          27
  39    PREMIUM ON SALES OF SHARES                                    4,146,629         16          4,146,629          15
  40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                            0          0                  0           0
  41    EARNED CAPITAL                                               12,642,829         47         13,127,307          49
  42    RETAINED EARNINGS AND CAPITAL RESERVE                         6,387,347         24          6,947,124          26
  43    RESERVE FOR REPURCHASE  OF SHARES                             5,654,834         21          5,654,834          21
  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
        HOLDERS' EQUITY                                              (2,951,490)       (11)        (1,996,560)         (7)
  45    NET INCOME FOR THE YEAR                                       3,552,138         13          2,521,909           9

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                        CONSOLIDATED BALANCE SHEETS
                        BREAKDOWN OF MAJOR CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                                                                     Final Printing
   REF
                                    CONCEPTS                                       CURRENT YEAR                  PREVIOUS YEAR
                                                                              ------------------------       ----------------------
    S                                                                           Amount            %            Amount           %
-----------------------------------------------------------------------------------------------------------------------------------
    3     CASH AND SHORT-TERM INVESTMENTS                                     11,142,814         100         10,910,821        100
   46     CASH                                                                   421,399           4            412,337          4
   47     SHORT-TERM INVESTMENTS                                              10,721,415          96         10,498,484         96

   18     DEFERRED ASSETS (NET)                                               10,575,207         100          9,488,607        100
   48     DEFERRED EXPENSES (NET)                                              2,975,182          28          1,636,849         17
   49     GOODWILL                                                             7,600,025          72          7,851,758         83
   50     DEFERRED TAXES                                                               0           0                  0          0
   51     OTHER                                                                        0           0                  0          0

   21     CURRENT LIABILITIES                                                  5,544,282         100          6,994,836        100
   52     FOREIGN CURRENCY LIABILITIES                                         1,927,893          35          4,253,511         61
   53     MEXICAN PESOS LIABILITIES                                            3,616,389          65          2,741,325         39

   24     STOCK MARKET LOANS                                                      57,517         100          2,359,195        100
   54     COMMERCIAL PAPER                                                             0           0                  0          0
   55     CURRENT MATURITIES OF MEDIUM-TERM NOTES                                      0           0                  0          0
   56     CURRENT MATURITIES OF BONDS                                             57,517         100          2,359,195        100

   26     OTHER CURRENT LIABILITIES                                            2,633,035         100          1,942,108        100
   57     OTHER CURRENT LIABILITIES WITH COST                                     74,429           3             72,737          4
   58     OTHER CURRENT LIABILITIES WITHOUT COST                               2,558,606          97          1,869,371         96

   27     LONG-TERM LIABILITIES                                               20,115,611         100         19,855,469        100
   59     FOREIGN CURRENCY LIABILITIES                                        15,335,970          76         13,778,350         69
   60     MEXICAN PESOS LIABILITIES                                            4,779,641          24          6,077,119         31

   29     STOCK MARKET LOANS                                                  14,658,502         100         15,605,114        100
   61     BONDS                                                               14,658,502         100         15,605,114        100
   62     MEDIUM-TERM NOTES                                                            0           0                  0          0

   30     OTHER LOANS                                                          1,656,495         100          2,167,003        100
   63     OTHER LOANS WITH COST                                                1,222,379          74          1,421,005         66
   64     OTHER LOANS WITHOUT COST                                               434,116          26            745,998         34

   31     DEFERRED LIABILITIES                                                 8,778,270         100          8,001,411        100
   65     NEGATIVE GOODWILL                                                            0           0                  0          0
   66     DEFERRED TAXES                                                       1,489,876          17          1,227,860         15
   67     OTHER                                                                7,288,394          83          6,773,551         85

   32     OTHER LIABILITIES                                                      178,479         100                  0        100
   68     RESERVES                                                               178,479         100                  0          0
   69     OTHER LIABILITIES                                                            0           0                  0          0

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-                         (2,951,490)        100         (1,996,560)       100
          HOLDERS' EQUITY
   70     ACCUMULATED  MONETARY RESULT                                           (32,082)         (1)           (32,082)        (2)
   71     RESULT FROM HOLDING NON-MONETARY  ASSETS                            (2,919,408)        (99)        (1,964,478)       (98)

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                     CONSOLIDATED FINANCIAL STATEMENTS
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                                                                 Final Printing
   REF
                                    CONCEPTS                                   CURRENT YEAR                  PREVIOUS YEAR
                                                                        -------------------------      ------------------------
    S                                                                             Amount                         Amount
-------------------------------------------------------------------------------------------------------------------------------

   72     WORKING CAPITAL                                                     15,345,309                     13,957,577
   73     PENSIONS  AND SENIORITY PREMIUMS                                     1,296,647                      1,092,547
   74     EXECUTIVES (*)                                                              34                             35
   75     EMPLOYEES (*)                                                           14,852                         14,000
   76     WORKERS (*)                                                                  0                              0
   77     OUTSTANDING SHARES (*)                                         340,439,748,870                341,815,028,451
   78     REPURCHASED SHARES (*)                                          28,833,621,531                 27,458,341,950

    (*) THESE CONCEPTS ARE STATED IN UNITS

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                     CONSOLIDATED STATEMENTS OF INCOME
             FROM JANUARY 1 THROUGH SEPTEMBER 30, 2005 AND 2004
                        (Thousands of Mexican Pesos)
                                                                                                                 Final Printing
   REF
                                     CONCEPTS                                  CURRENT YEAR                  PREVIOUS YEAR
                                                                          ------------------------      -----------------------
    R                                                                       Amount            %            Amount           %
-------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                       22,472,485         100         21,259,286        100
    2     COST OF SALES                                                   11,790,816          52         12,247,326         58
    3     GROSS PROFIT                                                    10,681,669          48          9,011,960         42
    4     OPERATING EXPENSES                                               3,489,635          16          3,196,985         15
    5     OPERATING INCOME                                                 7,192,034          32          5,814,975         27
    6     INTEGRAL FINANCING COST                                          1,441,017           6          1,081,250          5
    7     INCOME AFTER INTEGRAL FINANCING COST                             5,751,017          26          4,733,725         22
    8     OTHER FINANCIAL OPERATIONS                                         566,888           3            863,510          4
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                          5,184,129          23          3,870,215         18
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                          1,196,945           5            817,945          4
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                          3,987,184          18          3,052,270         14
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                        174,492           1            573,321          3
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                       4,161,676          19          3,625,591         17
   14     INCOME FROM DISCONTINUED OPERATIONS                                      0           0                  0          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                              4,161,676          19          3,625,591         17
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                0           0                  0          0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                      179,533           1          1,044,378          5
   18     NET CONSOLIDATED INCOME                                          3,982,143          18          2,581,213         12
   19     NET INCOME OF MINORITY INTEREST                                    430,005           2             59,304          0
   20     NET INCOME OF MAJORITY INTEREST                                  3,552,138          16          2,521,909         12

                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                     CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                                                                   Final Printing
   REF
                                      CONCEPTS                                 CURRENT YEAR                PREVIOUS YEAR
                                                                          ----------------------     ------------------------
    R                                                                       Amount           %           Amount           %
-----------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                       22,472,485        100       21,259,286         100
   21     DOMESTIC                                                        19,784,761         88       17,637,117          83
   22     FOREIGN                                                          2,687,724         12        3,622,169          17
   23     TRANSLATED INTO DOLLARS (***)                                      249,672          1          307,068           1

    6     INTEGRAL FINANCING COST                                          1,441,017        100        1,081,250         100
   24     INTEREST EXPENSE                                                 1,556,249        108        1,318,128         122
   25     FOREIGN EXCHANGE LOSS                                              581,721         40           20,728           2
   26     INTEREST INCOME                                                    727,870         51          479,766          44
   27     FOREIGN EXCHANGE GAIN                                                    0          0                0           0
   28     RESULT FROM MONETARY POSITION                                       12,639          1          109,860          10
   42     LOSS ON RESTATEMENT OF UDI'S                                        18,278          1          112,300          10
   43     GAIN ON RESTATEMENT OF UDI'S                                             0          0                0           0

    8     OTHER FINANCIAL OPERATIONS                                         566,888        100          863,510         100
   29     OTHER EXPENSE (INCOME) NET                                         566,888        100          863,510         100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                        0          0                0           0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                            0          0                0           0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                1,196,945        100          817,945         100
   32     INCOME TAX                                                       1,032,342         86          412,599          50
   33     DEFERRED INCOME TAX                                                160,008         13          401,119          49
   34     EMPLOYEES' PROFIT SHARING                                            4,595          0            4,227           1
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                       0          0                0           0

  (***) THOUSANDS OF DOLLARS

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                     CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                                                            Final Printing
   REF
                                    CONCEPTS                                     CURRENT YEAR            PREVIOUS YEAR
    R                                                                                Amount                  Amount
-------------------------------------------------------------------------------------------------------------------------

   36     TOTAL SALES                                                              24,296,243              22,637,477
   37     TAX RESULT FOR THE YEAR                                                   1,684,005                       0
   38     NET SALES (**)                                                           31,031,159              28,775,854
   39     OPERATING INCOME (**)                                                    10,081,944               7,919,401
   40     NET INCOME OF MAJORITY INTEREST (**)                                      5,421,147               3,908,539
   41     NET CONSOLIDATED INCOME (**)                                              6,027,581               3,843,331

  (**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
              FROM JULY 1 THROUGH SEPTEMBER 30, 2005 AND 2004
                        (Thousands of Mexican Pesos)
                                                                                                                     Final Printing
   REF
                                      CONCEPTS                                    CURRENT YEAR                  PREVIOUS YEAR
                                                                              --------------------          ---------------------
    R                                                                          Amount            %            Amount           %
---------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                           8,115,974         100          7,898,106        100
    2     COST OF SALES                                                       4,099,499          51          4,494,814         57
    3     GROSS PROFIT                                                        4,016,475          49          3,403,292         43
    4     OPERATING EXPENSES                                                  1,207,686          15          1,149,362         15
    5     OPERATING INCOME                                                    2,808,789          35          2,253,930         29
    6     INTEGRAL FINANCING COST                                               456,390           6            535,715          7
    7     INCOME AFTER INTEGRAL FINANCING COST                                2,352,399          29          1,718,215         22
    8     OTHER FINANCIAL OPERATIONS                                            113,068           1            366,503          5
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                             2,239,331          28          1,351,712         17
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               428,543           5            162,504          2
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                             1,810,788          22          1,189,208         15
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                            17,706           0            417,468          5
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                          1,828,494          23          1,606,676         20
   14     INCOME FROM DISCONTINUED OPERATIONS                                         0           0                  0          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                 1,828,494          23          1,606,676         20
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                   0           0                  0          0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                               0           0                  0          0
   18     NET CONSOLIDATED INCOME                                             1,828,494          23          1,606,676         20
   19     NET INCOME OF MINORITY INTEREST                                       164,617           2             68,006          1
   20     NET INCOME OF MAJORITY INTEREST                                     1,663,877          21          1,538,670         19

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                                                                    Final Printing
   REF
                                     CONCEPTS                                  CURRENT YEAR                 PREVIOUS YEAR
                                                                           -------------------         -----------------------
    R                                                                       Amount           %           Amount           %
------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                        8,115,974        100         7,898,106        100
   21     DOMESTIC                                                         7,176,535         88         6,703,934         85
   22     FOREIGN                                                            939,439         12         1,194,172         15
   23     TRANSLATED INTO DOLLARS (***)                                       88,394          1           107,179          1

    6     INTEGRAL FINANCING COST                                            456,390        100           535,715        100
   24     INTEREST EXPENSE                                                   468,724        103           544,844        102
   25     FOREIGN EXCHANGE LOSS                                              178,180         39            88,286         16
   26     INTEREST INCOME                                                    166,830         37           142,742         27
   27     FOREIGN EXCHANGE GAIN                                                    0          0                 0          0
   28     RESULT FROM MONETARY POSITION                                      (29,498)        (6)          (30,928)        (6)
   42     LOSS ON RESTATEMENT OF UDI'S                                         5,814          1            76,255         14
   43     GAIN ON RESTATEMENT OF UDI'S                                             0          0                 0          0

    8     OTHER FINANCIAL OPERATIONS                                         113,068        100           366,503        100
   29     OTHER EXPENSE (INCOME) NET                                         113,068        100           366,503        100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                        0          0                 0          0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                            0          0                 0          0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                  428,543        100           162,504        100
   32     INCOME TAX                                                         240,985         56          (227,864)      (140)
   33     DEFERRED INCOME TAX                                                186,262         43           389,052        239
   34     EMPLOYEES' PROFIT SHARING                                            1,296          0             1,316          1
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                       0          0                 0          0

  (***) THOUSANDS OF DOLLARS

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                           QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
             FROM JANUARY 1 THROUGH SEPTEMBER 30, 2005 AND 2004
                        (Thousands of Mexican Pesos)
                                                                                                                   Final Printing
   REF
                                    CONCEPTS                                 CURRENT YEAR                  PREVIOUS YEAR
                                                                             ------------                  --------------
    C                                                                           Amount                         Amount
-------------------------------------------------------------------------------------------------------------------------

    1     CONSOLIDATED NET INCOME                                              3,982,143                      2,581,213
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
           REQUIRE USING RESOURCES                                             2,126,051                      2,798,524
    3     RESOURCES FROM NET INCOME FOR THE YEAR                               6,108,194                      5,379,737
    4     RESOURCES FROM CHANGE IN WORKING CAPITAL                              (910,676)                    (1,992,778)
    5     RESOURCES PROVIDED BY (USED FOR) OPERATING
           ACTIVITIES                                                          5,197,518                      3,386,959
    6     CASH FLOW FROM EXTERNAL FINANCING                                   (4,017,625)                     1,177,014
    7     CASH FLOW FROM INTERNAL FINANCING                                   (4,883,246)                    (4,082,546)
    8     RESOURCES PROVIDED BY (USED FOR) FINANCING
          ACTIVITIES                                                          (8,900,871)                    (2,905,532)
    9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                          (2,081,122)                    (3,167,667)
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                         (5,784,475)                    (2,686,240)
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                                 16,927,289                     13,597,061
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                           11,142,814                     10,910,821

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                           QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                                                                    Final Printing
   REF
                                     CONCEPTS                                  CURRENT YEAR                 PREVIOUS YEAR
                                                                             -----------------            -------------------
    C                                                                              Amount                        Amount
-----------------------------------------------------------------------------------------------------------------------------

    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING RESOURCES                                                 2,126,051                     2,798,524
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                              1,720,215                     1,547,079
   14      + (-) NET INCREASE (DECREASE) IN PENSIONS
          AND SENIORITY PREMIUMS                                                          0                             0
   15      + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                                      0                             0
   16      + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
          RESTATEMENT                                                                     0                             0
   17      + (-) OTHER ITEMS                                                              0                             0
   40      + (-) OTHER NON-EBITDA ITEMS                                             405,836                     1,251,445

    4     RESOURCES FROM CHANGE IN WORKING CAPITAL                                 (910,676)                   (1,992,778)
   18      + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                       7,369,630                     7,659,548
   19      + (-) DECREASE (INCREASE) IN INVENTORIES                                 797,629                       565,624
   20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
          RECEIVABLE                                                                 (7,670)                     (239,229)
   21      + (-) INCREASE (DECREASE) IN SUPPLIERS                                   128,174                      (565,500)
   22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                        (9,198,439)                   (9,413,221)

    6     CASH FLOW FROM EXTERNAL FINANCING                                      (4,017,625)                    1,177,014
   23      + SHORT-TERM BANK AND STOCK MARKET FINANCING                                   0                             0
   24      + LONG-TERM BANK AND STOCK MARKET FINANCING                            6,459,000                     1,203,260
   25      + DIVIDEND RECEIVED                                                            0                             0
   26      + OTHER FINANCING                                                              0                     1,351,982
   27      (-) BANK FINANCING AMORTIZATION                                       (1,170,348)                   (1,378,228)
   28      (-) STOCK MARKET FINANCING AMORTIZATION                               (8,653,839)                            0
   29      (-) OTHER FINANCING AMORTIZATION                                        (652,438)                            0

    7     CASH FLOW FROM INTERNAL FINANCING                                      (4,883,246)                   (4,082,546)
   30      + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                     0                             0
   31      (-) DIVIDENDS PAID                                                    (4,238,517)                   (4,049,790)
   32      + PREMIUM ON SALE OF SHARES                                                    0                             0
   33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                             (644,729)                      (32,756)

    9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                             (2,081,122)                   (3,167,667)
   34      + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS                       79,463                    (1,774,889)
   35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                      (1,565,334)                   (1,302,665)
   36      (-) INCREASE IN CONSTRUCTION IN PROGRESS                                       0                             0
   37      + SALE OF OTHER PERMANENT INVESTMENTS                                          0                             0
   38      + SALE OF TANGIBLE FIXED ASSETS                                          230,981                       137,481
   39      + (-) OTHER ITEMS                                                       (826,232)                     (227,594)

                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                           QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                                   RATIOS
                                CONSOLIDATED
                                                                                                                  Final Printing
   REF
                                    CONCEPTS                                       CURRENT YEAR                  PREVIOUS YEAR
    P
---------------------------------------------------------------------------------------------------------------------------------

          YIELD
    1     NET INCOME TO NET SALES                                                  17.72      %                   12.14      %
    2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                  20.44      %                   14.47      %
    3     NET INCOME TO TOTAL ASSETS (**)                                           9.82      %                    6.23      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                               96.53      %                    0.00      %
    5     RESULT FROM MONETARY POSITION TO NET INCOME                              (0.32)     %                   (4.26)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                              0.51  times                    0.47  times
    7     NET SALES TO FIXED ASSETS (**)                                            1.63  times                    1.48  times
    8     INVENTORIES TURNOVER (**)                                                 4.27  times                    3.89  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                        42  days                       42  days
   10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                        11.01      %                    7.66      %

          LEVERAGE
   11     TOTAL LIABILITIES TO TOTAL ASSETS                                        56.42      %                   56.53      %
   12     TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                 1.29  times                    1.30  times
   13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                        49.87      %                   51.74      %
   14     LONG-TERM LIABILITIES TO FIXED ASSETS                                   105.48      %                  102.40      %
   15     OPERATING INCOME TO INTEREST PAID                                         4.62  times                    4.41  times
   16     NET SALES TO TOTAL LIABILITIES (**)                                       0.90  times                    0.83  times

          LIQUIDITY
   17     CURRENT ASSETS TO CURRENT LIABILITIES                                     3.77  times                    3.00  times
   18     CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                               3.08  times                    2.38  times
   19     CURRENT ASSETS TO TOTAL LIABILITIES                                       0.60  times                    0.60  times
   20     AVAILABLE ASSETS TO CURRENT LIABILITIES                                 200.98      %                  155.98      %

          CASH FLOW
   21     RESOURCES FROM NET INCOME TO NET SALES                                   27.18      %                   25.31      %
   22     RESOURCES FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                             (4.05)     %                   (9.37)     %
   23     RESOURCES GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                             3.34  times                    2.57  times
   24     EXTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                                     45.14      %                  (40.51)     %
   25     INTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                                     54.86      %                  140.51      %
   26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                               75.22      %                   41.12      %

  (**) RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                          QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                               DATA PER SHARE
                      CONSOLIDATED FINANCIAL STATEMENT
                                                                                                            Final Printing
   REF
                                    CONCEPTS                                CURRENT YEAR              PREVIOUS YEAR
                                                                        --------------------      ----------------------
    D                                                                        Amount                    Amount
------------------------------------------------------------------------------------------------------------------------

    1     BASIC PROFIT PER ORDINARY SHARE (**)                          $       .02               $       .01
    2     BASIC PROFIT PER PREFERRED SHARE (**)                         $       .00               $       .00
    3     DILUTED PROFIT PER ORDINARY SHARE (**)                        $       .00               $       .00
    4     CONTINUING OPERATING PROFIT PER COMMON
          SHARE (**)                                                    $       .02               $       .02
    5     EFFECT OF DISCONTINUED OPERATION ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                    $       .00               $       .00
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                    $       .00               $       .00
    7     EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                    $       .00               $       .00
    8     CARRYING VALUE PER SHARE                                      $       .08               $       .08
    9     CASH DIVIDEND ACCUMULATED PER SHARE                           $       .01               $       .41
   10     DIVIDEND IN SHARES PER SHARE                                          .00  shares               .10  shares
   11     MARKET PRICE TO CARRYING VALUE                                       4.23  times               3.24  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                          20.82  times              19.29  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERED
          SHARE (**)                                                            .00  times                .00  times

  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                               MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 3   YEAR: 2005
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)
                                                                   CONSOLIDATED
                                                                 Final Printing

     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

     LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE THIRD QUARTER OF 2005, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.29,324, WHICH CANNOT BE PRESENTED IN LINE S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

     CONSOLIDATED STATEMENTS OF INCOME

     CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004, HAVE BEEN RESTATED FROM THOSE PREVIOUSLY REPORTED IN CONNECTION WITH CERTAIN ADJUSTMENTS RECOGNIZED AS OF THAT DATE AND RESULTED FROM SUBSEQUENT EVENTS. THESE ADJUSTMENTS INCREASED NON-RECURRING CHARGES AND DECREASED INCOME TAXES FOR A PS.50.7 MILLION NET INCREASE IN OUR CONSOLIDATED NET INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004.

     STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

     LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.298,131 OF RESALE OF SHARES REPURCHASED, AND PS.(942,860) OF REPURCHASE OF SHARES.

     THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.



-----------------------------------------------------------------------------
                                                             10/24/2005 23:46

     (1 ) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER:  3      YEAR:  2005
GRUPO TELEVISA, S.A.
                                                                   CONSOLIDATED
                                                                 Final Printing

                       ANALYSIS OF PAID CAPITAL STOCK

                       CHARACTERISTICS OF THE SHARES

AUDITED INFORMATION
                                                                                                             CAPITAL STOCK
                                                        NUMBER OF SHARES                              (Thousands of Mexican Pesos)
                                -------------------------------------------------------------------  ------------------------------
           NOMINAL    VALID            FIXED          VARIABLE                           FREE
  SERIES    VALUE     COUPON          PORTION         PORTION          MEXICAN       SUBSCRIPTION        FIXED         VARIABLE
-----------------------------------------------------------------------------------------------------------------------------------
A                         0      114,352,437,915                   114,352,437,915                        852,636
B                         0       54,064,384,813                    54,064,384,813                        411,974
D                         0       86,011,463,071                    86,011,463,071                        629,782
L                         0       86,011,463,071                                     86,011,463,071       629,782
TOTAL                            340,439,748,870           0       254,428,285,799   86,011,463,071     2,524,174             0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT

       340,439,748,870

SHARES REPRESENTED BY:

CPOs:      117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS:     0
ADRSs:     0
GDRSs:     0
ADSs:      0
GDSs:      TWENTY CPOs

                             SHARES REPURCHASED

                                             MARKET VALUE OF THE SHARE
               NUMBER OF              AT REPURCHASE            AT END OF THE
SERIES           SHARES               AVERAGE PRICE            QUARTER PRICE
------------------------------------------------------------------------------
     A       10,383,806,260              0.19590                  4.58070
     B        6,205,297,983              0.19590                  4.58070
     D        6,122,258,644              0.19590                  4.58070
     L        6,122,258,644              0.19590                  4.58070


NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES
     REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.







     --------------------------------      --------------------------------
          EMILIO AZCARRAGA JEAN                  SALVI FOLCH VIADERO
      PRESIDENT AND CHIEF EXECUTIVE            CHIEF FINANCIAL OFFICER
                OFFICER








                       MEXICO, D.F., OCTOBER 24, 2005

                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:                TLEVISA              DATE:    10/24/2005
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
===============================================================================


COMPANY'S NAME:                GRUPO TELEVISA, S.A.
ADDRESS:                       AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-20-00
FAX:                           5261-24-94
INTERNET ADDRESS:              www.televisa.com.mx

TAX DATA OF THE ISSUER
------------------------------------------------------------------------------

COMPANY TAX CODE:              GTE901219GK3
ADDRESS:                       AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

-------------------------------------------------------------------------------
NAME:                          C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-25-77
FAX:                           5261-20-43
E-MAIL:                        rglima@televisa.com.mx

EXECUTIVES' DATA
------------------------------------------------------------------------------


BMV POSITION:                  CHAIRMAN OF THE BOARD
POSITION:                      CHAIRMAN OF THE BOARD
NAME:                          SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                       AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                  DOCTORES
ZIP CODE:                      06724
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5709-42-89
FAX:                           5709-39-88
E-MAIL:                        emilio@televisa.com.mx

------------------------------------------------------------------------------
BMV POSITION:                  GENERAL DIRECTOR
POSITION:                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                          SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                       AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                  DOCTORES
ZIP CODE:                      06724
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5709-42-89
FAX:                           5709-39-88
E-MAIL:                        emilio@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  FINANCE DIRECTOR
POSITION:                      CHIEF FINANCIAL OFFICER
NAME:                          LIC. SALVI  FOLCH VIADERO
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-25-80
FAX:                           5261-20-39
E-MAIL:                        sfolch@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                               THROUGH EMISNET
POSITION:                      DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                          C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-25-77
FAX:                           5261-20-43
E-MAIL:                        rglima@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  RESPONSIBLE FOR SENDING SHARE REPURCHASE
                               INFORMATION THROUGH EMISNET
POSITION:                      VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                          LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-24-58
FAX:                           5261-25-24
E-MAIL:                        apenna@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  RESPONSIBLE FOR LEGAL MATTERS
POSITION:                      VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
                               OF GRUPO TELEVISA
NAME:                          LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-25-85
FAX:                           5261-25-46
E-MAIL:                        jmijares@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                      EXTERNAL GENERAL COUNSEL
NAME:                          LIC. RICARDO MALDONADO YANEZ
ADDRESS:                       MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                  LOMAS DE CHAPULTEPEC
ZIP CODE:                      11000
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5201-74-47
FAX:                           5520-10-65
E-MAIL:                        rmaldonado@macf.com.mx

------------------------------------------------------------------------------


BMV POSITION:                  PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                      COUNSEL OF THE PRESIDENT
NAME:                          LIC. JULIO BARBA HURTADO
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 2
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-24-23
FAX:
E-MAIL:                        jbarbah@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                      DIRECTOR OF INVESTOR RELATIONS
NAME:                          LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-24-46
FAX:                           5261-24-94
E-MAIL:                        mboyance@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  RESPONSIBLE FOR SENDING INFORMATION THROUGH
                               EMISNET
POSITION:                      SECRETARY OF THE BOARD OF DIRECTORS
NAME:                          LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-25-85
FAX:                           5261-25-46
E-MAIL:                        jmijares@televisa.com.mx

------------------------------------------------------------------------------

BMV POSITION:                  RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH
                               EMISNET
POSITION:                      DIRECTOR OF INVESTOR RELATIONS
NAME:                          LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                       AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                  SANTA FE
ZIP CODE:                      01210
CITY AND STATE:                MEXICO, D.F.
TELEPHONE:                     5261-24-46
FAX:                           5261-24-94
E-MAIL:                        mboyance@televisa.com.mx

                      MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:   TLEVISA                         DATE:   10/24/2005
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

==============================================================================

POSITION :        PRESIDENT(S)

NAME :            EMILIO FERNANDO AZCARRAGA JEAN

------------------------------------------------------------------------------
POSITION :        VICE PRESIDENT(S)

NAME :            MARIA ASUNCION ARAMBURUZABALA LARREGUI

------------------------------------------------------------------------------
POSITION :        DIRECTOR(S)

NAME :            PEDRO ASPE ARMELLA
NAME :            ALBERTO BAILLERES GONZALEZ
NAME :            JULIO BARBA HURTADO
NAME :            JOSE ANTONIO BASTON PATINO
NAME :            MANUEL JORGE CUTILLAS COVANI
NAME :            ALFONSO DE ANGOITIA NORIEGA
NAME :            CARLOS FERNANDEZ GONZALEZ
NAME :            BERNARDO GOMEZ MARTINEZ
NAME :            CLAUDIO X. GONZALEZ LAPORTE
NAME :            ROBERTO HERNANDEZ RAMIREZ
NAME :            ENRIQUE KRAUZE KLEINBORT
NAME :            GERMAN LARREA MOTA VELAZCO
NAME :            GILBERTO PEREZALONSO CIFUENTES
NAME :            ALEJANDRO QUINTERO INIGUEZ
NAME :            FERNANDO SENDEROS MESTRE
NAME :            ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :            CARLOS SLIM DOMIT
NAME :            LORENZO H. ZAMBRANO TREVINO

------------------------------------------------------------------------------
POSITION :        ALTERNATE DIRECTOR(S)

NAME :            HERBERT ALLEN III
NAME :            JUAN PABLO ANDRADE FRICH
NAME :            LUCRECIA ARAMBURUZABALA LARREGUI
NAME :            FELIX ARAUJO RAMIREZ
NAME :            MAXIMILIANO ARTEAGA CARLEBACH
NAME :            JOAQUIN BALCARCEL SANTA CRUZ
NAME :            JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :            RAFAEL CARABIAS PRINCIPE
NAME :            FRANCISCO JOSE CHEVEZ ROBELO
NAME :            JOSE LUIS FERNANDEZ FERNANDEZ
NAME :            SALVI FOLCH VIADERO
NAME :            LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :            JOSE HEREDIA BRETON
NAME :            JOSE ANTONIO LARA DEL OLMO
NAME :            JORGE LUTTEROTH ECHEGOYEN
NAME :            JUAN SEBASTIAN MIJARES ORTEGA
NAME :            ALBERTO MONTIEL CASTELLANOS
NAME :            RAUL MORALES MEDRANO
NAME :            ALEXANDRE MOREIRA PENNA DA SILVA
NAME :            GUILLERMO NAVA GOMEZ-TAGLE

------------------------------------------------------------------------------
POSITION :        STATUTORY AUDITOR(S)

NAME :            MARIO SALAZAR ERDMANN

------------------------------------------------------------------------------
POSITION :        ALTERNATE STATUTORY AUDITOR(S)

NAME :            JOSE MIGUEL ARRIETA MENDEZ

------------------------------------------------------------------------------
POSITION :        SECRETARY(IES) OF THE BOARD

NAME :            RICARDO MALDONADO YANEZ

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                    QUARTER: 3        YEAR:  2005

GRUPO TELEVISA, S.A.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                   ANNEX 1
                                                                CONSOLIDATED
                                                              FINAL PRINTING
------------------------------------------------------------------------------
MEXICO CITY, D.F., OCTOBER 24, 2005--GRUPO  TELEVISA,  S.A. (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2005. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2005. DURING THE FOURTH QUARTER OF 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT. THESE AMENDMENTS RESULTED IN A CHANGE IN THE ACCOUNTING TREATMENT OF THE RECOGNITION OF SALES AND COST OF GOODS SOLD. THIS CHANGE DOES NOT AFFECT OUR OIBDA RESULTS.

NET SALES

PRO-FORMA NET SALES INCREASED 8.8% TO PS.8,116 MILLION IN THIRD QUARTER 2005 COMPARED WITH PS.7,460.4 MILLION IN THE THIRD QUARTER OF LAST YEAR. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN ALL OF OUR BUSINESS SEGMENTS, EXCEPT FOR OUR FEATURE FILM PRODUCTION AND DISTRIBUTION BUSINESS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA) INCREASED 19.2% TO PS.3,428.5 MILLION IN THIRD QUARTER 2005 COMPARED WITH PS.2,876.8 MILLION IN THIRD QUARTER 2004. THIS INCREASE REFLECTS OIBDA GROWTH IN ALL OF OUR BUSINESS SEGMENTS, ATTRIBUTABLE TO HIGHER SALES AND A MARGINAL DECREASE IN COST OF SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES. OIBDA MARGIN EXPANDED TO AN ALL-TIME HIGH OF 42.2%, UP FROM A PRO-FORMA MARGIN OF 38.6% REPORTED IN THIRD QUARTER 2004. IN ADDITION,
OPERATING INCOME ROSE 24.6% TO PS.2,808.8 MILLION IN THIRD QUARTER 2005 COMPARED WITH PS.2,253.9 MILLION REPORTED IN LAST YEAR'S THIRD QUARTER.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.619.7 MILLION AND PS.622.9 MILLION IN THE THIRD QUARTER OF 2005 AND 2004, RESPECTIVELY.

NET INCOME

NET INCOME INCREASED 8.1% TO PS.1,663.9 MILLION IN THIRD QUARTER 2005 COMPARED TO PS.1,538.7 MILLION IN THIRD QUARTER 2004. THE NET INCREASE OF PS.125.2 MILLION REFLECTED I) A PS.551.7 MILLION INCREASE IN OIBDA, II) A PS.3.2 MILLION DECREASE IN DEPRECIATION AND AMORTIZATION, III) A PS.79.3 MILLION DECREASE IN INTEGRAL COST OF FINANCING, AND IV) A PS.273.3 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES. THESE FAVORABLE
CHANGES WERE PARTIALLY OFFSET BY I) A PS.19.8 MILLION INCREASE IN OTHER EXPENSE, II) A PS.266.2 MILLION INCREASE IN INCOME TAXES, III) A PS.399.7 MILLION DECREASE IN EQUITY INCOME OF AFFILIATES, AND IV) A PS.96.6 MILLION INCREASE IN MINORITY INTEREST.

RESULTS BY BUSINESS SEGMENT

AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS FOR EACH OF THE COMPANY'S BUSINESS SEGMENTS FOR THE THIRD QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004.



TELEVISION BROADCASTING

SALES INCREASED 3% TO PS.4,589.4 MILLION COMPARED WITH PS.4,455.8 MILLION IN THE SAME QUARTER OF LAST YEAR. THIS INCREASE IS ATTRIBUTABLE TO HIGHER ADVERTISING REVENUES, DRIVEN MAINLY BY OUR SOAP OPERAS, SITCOMS, AND REALITY SHOWS, AS WELL AS BY HIGHER LOCAL SALES. THIS INCREASE CAME DESPITE THE UNFAVORABLE COMPARISON ARISING FROM THE REVENUES GENERATED FROM THE TRANSMISSION OF THE OLYMPIC GAMES IN THE THIRD QUARTER OF 2004, WHICH AMOUNTED TO PS.271.2 MILLION. EXCLUDING THIS EVENT, SALES INCREASED 9.7% YEAR OVER YEAR.

OIBDA INCREASED 6.9% TO PS.2,234.2 MILLION COMPARED WITH PS.2,090.4 MILLION REPORTED LAST YEAR. OIBDA MARGIN EXPANDED TO 48.7% FROM 46.9% IN THE THIRD QUARTER OF 2004. THIS INCREASE REFLECTS HIGHER SALES AND LOWER COST OF SALES, WHICH WERE PARTIALLY OFFSET BY A MARGINAL INCREASE IN OPERATING EXPENSES.

PAY TELEVISION NETWORKS

SALES INCREASED 30.1% TO PS.283.7 MILLION FROM PS.218 MILLION IN THE SAME QUARTER OF LAST YEAR. THIS INCREASE REFLECTS I) SALES OF PS.22.4 MILLION IN TUTV, OUR JOINT VENTURE WITH UNIVISION, WHICH WE BEGAN CONSOLIDATING INTO OUR FINANCIAL STATEMENTS EFFECTIVE JANUARY 1, 2005; II) AN INCREASE IN SIGNALS SOLD IN MEXICO; AND III) AN INCREASE IN SIGNALS SOLD IN LATIN
AMERICA, INCLUDING THE RECENT ADDITION OF FIVE OF OUR PAY TELEVISION CHANNELS TO DIRECTV LATIN AMERICA'S BASIC PACKAGE, WHICH REACHES MORE THAN 800,000 SUBSCRIBERS IN THE REGION.

OIBDA ROSE 46.6% TO PS.141.9 MILLION COMPARED WITH PS.96.8 MILLION REPORTED IN THE SAME PERIOD OF LAST YEAR. THIS INCREASE WAS DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES. TUTV CONTRIBUTED PS.10.5 MILLION TO OIBDA IN THIRD QUARTER 2005.

PROGRAMMING EXPORTS

SALES INCREASED 0.5% TO PS.465 MILLION COMPARED WITH PS.462.9 MILLION IN THE SAME QUARTER OF LAST YEAR. THIS MARGINAL INCREASE WAS DRIVEN BY I) HIGHER PROGRAMMING SALES IN LATIN AMERICA, AND II) A 7.8% INCREASE IN THE ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO US$27.8 MILLION IN THIRD QUARTER 2005 COMPARED WITH US$25.7 MILLION IN THIRD QUARTER 2004. THESE INCREASES WERE PARTIALLY OFFSET BY I) THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.43.7 MILLION; AND
II) LOWER PROGRAMMING SALES IN EUROPE, ASIA, AND AFRICA.

OIBDA INCREASED 7.5% TO PS.171.7 MILLION COMPARED WITH PS.159.7 MILLION IN THIRD QUARTER 2004, DUE TO HIGHER SALES AND LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

SALES ROSE 17.6% TO PS.622.8 MILLION COMPARED WITH PS.529.5 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS GROWTH WAS ATTRIBUTABLE TO INCREASES IN MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.8.9 MILLION.

OIBDA INCREASED 17.9% TO PS.124.6 MILLION COMPARED WITH PS.105.7 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE REFLECTS HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

SALES INCREASED 9.6% TO PS.105.3 MILLION COMPARED WITH PS.96.1 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THE GROWTH IN SALES CAME FROM AN INCREASE IN THE DISTRIBUTION OF MAGAZINES PUBLISHED BY THE COMPANY IN MEXICO AND ABROAD. THIS INCREASE WAS PARTIALLY OFFSET BY THE LOWER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES, AS WELL AS BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.2.2 MILLION. OIBDA REACHED PS.4.2 MILLION FROM AN OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION OF PS.7.6 MILLION REPORTED IN THE SAME PERIOD OF LAST YEAR. THIS FAVORABLE COMPARISON REFLECTS A RISE IN SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES. SKY MEXICO

SALES ROSE 32% TO PS.1,588 MILLION COMPARED WITH PS.1,202.8 MILLION REPORTED IN THIRD QUARTER 2004. THIS INCREASE WAS DRIVEN BY A 29.1% INCREASE IN THE SUBSCRIBER BASE AND STRONGER REVENUES FROM PAY-PER-VIEW, PRIMARILY FROM NON-RECURRING SPORTS EVENTS BROADCASTED ON AN EXCLUSIVE BASIS. AS OF SEPTEMBER 30, 2005, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS REACHED 1,216,600 (INCLUDING 69,200 COMMERCIAL SUBSCRIBERS), COMPARED WITH 942,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 54,800 COMMERCIAL SUBSCRIBERS) IN LAST YEAR'S THIRD QUARTER.

OIBDA GREW 58.5% TO PS.694.5 MILLION COMPARED WITH PS.438.1 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THE INCREASE IN OIBDA MARGIN TO A RECORD 43.7%--UP FROM 36.4% IN LAST YEAR'S THIRD QUARTER--REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE TELEVISION

SALES INCREASED 30.7% TO PS.358.7 MILLION COMPARED WITH PS.274.5 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. SALES GROWTH WAS DRIVEN BY I) A
19.3% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF SEPTEMBER 30, 2005, TOTALED 406,262 SUBSCRIBERS (INCLUDING 233,649 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S BASE OF 340,581 SUBSCRIBERS (INCLUDING 100,442 DIGITAL SUBSCRIBERS); II) AN INCREASE IN BROADBAND SUBSCRIBERS TO 51,779 COMPARED WITH 20,324 REPORTED LAST YEAR; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2005. OIBDA INCREASED 83% TO PS.124.6 MILLION COMPARED WITH PS.68.1 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE REFLECTS HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES RELATED TO CUSTOMER-SERVICE IMPROVEMENTS.

RADIO

SALES ROSE 5.2% TO PS.82.8 MILLION COMPARED WITH PS.78.7 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THE SALES GROWTH CAME FROM AN INCREASE IN ADVERTISING TIME SOLD, MAINLY IN OUR NEWS AND SPORTS PROGRAMS, AS WELL AS FROM SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA. OIBDA INCREASED 101.8%, TO PS.11.3 MILLION FROM PS.5.6 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE WAS DRIVEN PRIMARILY BY HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES.

OTHER BUSINESSES

SALES INCREASED 10.9% TO PS.318.6 MILLION COMPARED WITH PS.287.3 MILLION IN THE SAME PERIOD LAST YEAR. THIS INCREASE WAS DRIVEN BY HIGHER SALES IN I) OUR SPORTS BUSINESS, AND II) OUR ESMAS.COM INTERNET PORTAL, INCLUDING SALES RELATED TO OUR SMS MESSAGING SERVICE. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR FEATURE FILM DISTRIBUTION BUSINESS. OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.31.8 MILLION COMPARED WITH PS.39 MILLION REPORTED IN THIRD QUARTER 2004. THE FAVORABLE COMPARISON REFLECTS HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE THIRD QUARTER OF 2005 AND 2004, AMOUNTED TO PS.298.3 MILLION AND PS.216.8 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE THIRD QUARTER OF 2005 AND 2004, AMOUNTED TO PS.46.7 MILLION AND PS.37.1 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

REFLECTS THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND SPORTS BUSINESSES.

SALES OF DISPOSED OPERATIONS FOR THE THIRD QUARTER OF 2004 AMOUNTED TO PS.71.6 MILLION. OIBDA OF DISPOSED OPERATIONS FOR THE THIRD QUARTER OF 2004 AMOUNTED TO PS.3.9 MILLION.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.79.3 MILLION, OR 14.8%, TO PS.456.4 MILLION IN THIRD QUARTER 2005 FROM PS.535.7 MILLION IN THIRD QUARTER 2004. THIS DECREASE REFLECTED I) A PS.146.5 MILLION DECREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A REDUCTION IN THE AVERAGE AMOUNT OF OUR TOTAL CONSOLIDATED DEBT, AS WELL AS A REDUCTION IN THE AVERAGE COST OF OUR DEBT; AND II) A PS.24.1 MILLION INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS AND HIGHER INTEREST RATES DURING THIRD QUARTER 2005 COMPARED TO LAST YEAR'S THIRD QUARTER. THESE FAVORABLE VARIANCES WERE
OFFSET BY I) A PS.89.9 MILLION INCREASE IN NET FOREIGN EXCHANGE LOSS RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY TELEVISA TO SWAP INTO FIXED MEXICAN PESOS FOR UP TO FIVE YEARS U.S.-DOLLAR-DENOMINATED COUPONS OF A PORTION OF TELEVISA'S U.S.-DOLLAR-DENOMINATED OUTSTANDING INDEBTEDNESS; AND II) A PS.1.4 MILLION DECREASE IN GAIN FROM MONETARY POSITION RESULTING PRIMARILY FROM LOWER INFLATION IN MEXICO IN THIRD QUARTER 2005 COMPARED TO THIRD QUARTER 2004.


RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.273.3 MILLION TO PS.18.3 MILLION IN THIRD QUARTER 2005 COMPARED WITH PS.291.6 MILLION IN THIRD QUARTER 2004. THIS DECREASE REFLECTED THE RECOGNITION IN THIRD QUARTER 2004 OF NON-RECURRING IMPAIRMENT ADJUSTMENTS TO THE CARRYING VALUE OF CERTAIN GOODWILL AND TRADEMARKS, AS WELL AS A DECREASE IN RESTRUCTURING CHARGES IN CONNECTION WITH WORKFORCE REDUCTIONS.

OTHER EXPENSE, NET

OTHER EXPENSE INCREASED BY PS.19.8 MILLION, OR 26.4%, TO PS.94.7 MILLION IN THIRD QUARTER 2005 COMPARED WITH PS.74.9 MILLION IN THIRD QUARTER 2004. THIS INCREASE REFLECTED PRIMARILY A HIGHER EXPENSE IN ADVISORY AND PROFESSIONAL SERVICES.

INCOME TAX

INCOME TAX INCREASED BY PS.266.2 MILLION, TO PS.428.6 MILLION IN THIRD QUARTER 2005 FROM PS.162.4 MILLION IN THIRD QUARTER 2004. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE IN THIRD QUARTER 2005.

EQUITY IN INCOME OF AFFILIATES

EQUITY IN INCOME OF AFFILIATES DECREASED BY PS.399.7 MILLION, OR 95.8%, TO PS.17.7 MILLION IN THIRD QUARTER 2005 COMPARED WITH PS.417.4 MILLION IN THIRD QUARTER 2004. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF THE EQUITY INCOME RECOGNIZED IN THIRD QUARTER 2004 DUE TO THE REVERSAL OF PREVIOUS EQUITY LOSSES RECOGNIZED IN EXCESS OF OUR INVESTMENT IN SKY MULTI-COUNTRY PARTNERS ("MCOP") IN CONNECTION WITH THE RELEASE OF OUR GUARANTEE OF MCOP'S SATELLITE TRANSPONDER PAYMENTS; AS WELL AS A REDUCTION IN EQUITY INCOME OF UNIVISION.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.96.6 MILLION TO PS.164.6 MILLION IN THIRD QUARTER 2005, FROM PS.68 MILLION IN THIRD QUARTER 2004. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE SKY MEXICO BUSINESS.


OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THE THIRD QUARTER OF 2005, WE INVESTED APPROXIMATELY US$46.1 MILLION IN PROPERTY, PLANT, AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY US$12.9 MILLION AND US$19 MILLION ARE RELATED TO OUR CABLE TELEVISION AND SKY MEXICO SEGMENTS, RESPECTIVELY.


DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.18,643.2 MILLION AND PS.20,179.6 MILLION AS OF SEPTEMBER 30, 2005 AND 2004, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.184.1 MILLION AND PS.2,491.1 MILLION, RESPECTIVELY, AND LONG-TERM DEBT OF SKY MEXICO IN THE AMOUNT OF PS.3,229.5 MILLION AND PS.4,576.8 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,296.8 MILLION AND PS.1,493.7 MILLION AS OF SEPTEMBER 30, 2005 AND 2004, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.74.4 MILLION AND PS.72.7 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2005 AND 2004, OUR CONSOLIDATED NET DEBT WAS PS.7,500.4 MILLION AND PS.9,268.8 MILLION, RESPECTIVELY.

IN JULY 2005, SKY MEXICO ENTERED INTO A PS.1,012.0 MILLION LONG-TERM LOAN WITH GRUPO TELEVISA, THE PROCEEDS OF WHICH WERE USED BY SKY MEXICO TO PREPAY ANY OUTSTANDING AMOUNTS UNDER ITS CREDIT AGREEMENT WITH HSBC MEXICO. THIS LONG-TERM LOAN INCLUDES TERMS IDENTICAL TO THOSE OF SKY'S PREVIOUS CREDIT AGREEMENT.

DURING THE QUARTER, TELEVISA PAID IN FULL ITS US$200 MILLION 8 5/8% SENIOR NOTES DUE IN AUGUST 2005 WITH CASH ON HAND. WITH THIS PAYMENT, TELEVISA HAS NO OTHER MATERIAL DEBT AMORTIZATIONS UNTIL 2007.


SHARE BUYBACK PROGRAM

FROM JULY 1 THROUGH SEPTEMBER 30, 2005, WE REPURCHASED APPROXIMATELY 10 MILLION CPOS FOR PS.345.5 MILLION IN NOMINAL TERMS. YEAR-TO-DATE, WE HAVE REPURCHASED APPROXIMATELY 28.7 MILLION OF CPOS FOR PS.939.6 MILLION IN NOMINAL TERMS.


TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THE THIRD QUARTER 2005, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69.3%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.9%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.1%.


GAMING BUSINESS

WE RECENTLY OBTAINED A PERMIT FROM THE SECRETARIA DE GOBERNACION, OR MEXICAN MINISTRY OF THE INTERIOR, TO OPERATE SPORTBOOKS AND NUMBER DRAWS, INCLUDING THE ESTABLISHMENT OF 65 LOCATIONS THROUGHOUT MEXICO. WE ARE IN THE PROCESS OF FINALIZING THE BUSINESS PLAN FOR THIS NEW VENTURE.

FREE-TO-AIR TELEVISION CONCESSION IN SPAIN

WE RECENTLY ANNOUNCED THAT TELEVISA IS PARTICIPATING IN A CONSORTIUM THAT HAS PRESENTED A PROPOSAL TO THE GOVERNMENT OF SPAIN TO OBTAIN A CONCESSION FOR A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN. TELEVISA HAS A 40% PARTICIPATION INTEREST IN THIS CONSORTIUM, AND A GROUP OF SPANISH INVESTORS LED BY GRUPO ARBOL AND MEDIAPRO OWNS 60%. IF GRANTED, THE CONCESSION IS EXPECTED TO BE EFFECTIVE DURING DECEMBER 2005. NO PAYMENT IS REQUIRED TO OBTAIN THE CONCESSION.

OUTLOOK FOR 2005

WE EXPECT TELEVISION BROADCASTING SALES TO INCREASE APPROXIMATELY 5% IN 2005. IN ADDITION, WE WILL CONTINUE TO KEEP COSTS AND EXPENSES UNDER CONTROL THROUGHOUT THE YEAR, WHICH SHOULD ALLOW OUR TELEVISION BROADCASTING OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN TO EXCEED 47%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE PRO-FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD RECOGNITION OF SALES AND COST OF GOODS SOLD BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE, THE READER SHOULD NOT RELY ON THE PRO-FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS OF FUTURE PERIODS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                        QUARTER:  3     YEAR:  2005
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                   ANNEX 2
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
    OF SEPTEMBER 30, 2005, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)



1. ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF SEPTEMBER 30, 2005 AND 2004, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS
(CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING PARAGRAPHS.

     EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS FOR SEVERANCE OBLIGATIONS REQUIRED BY THE REVISED BULLETIN D-3, "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA"). BULLETIN D-3 REQUIRES THAT SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS, BE RECOGNIZED BASED UPON ACTUARIAL CALCULATIONS (SEE NOTE 11). THROUGH DECEMBER 31, 2004, SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL WERE CHARGED BY THE GROUP TO INCOME IN THE YEAR IN WHICH THEY WERE INCURRED.

     EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS OF THE BULLETIN C-10, "DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE OPERATIONS" ISSUED BY THE MIPA, BULLETIN C-10 REQUIRES, AMONG OTHER PROVISIONS, THAT ALL DERIVATIVE INSTRUMENTS, INCLUDING CERTAIN DERIVATIVE INSTRUMENTS EMBEDDED IN OTHER CONTRACTS, BE RECORDED IN THE BALANCE SHEET AS EITHER AN ASSET OR A LIABILITY MEASURED AT ITS FAIR VALUE. THE ADOPTION OF BULLETIN C-10 AT JANUARY 1, 2005, DID NOT HAVE A MATERIAL EFFECT ON THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS.

2. PROPERTY, PLANT AND EQUIPMENT:


     PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, CONSISTED OF:



                                                 2005              2004
                                          -----------------  ---------------
BUILDINGS                                 Ps.    7,839,901   Ps.  7,690,352
BUILDING IMPROVEMENTS                            1,558,034        1,758,004
TECHNICAL EQUIPMENT                             17,883,634       13,722,520
SATELLITE TRANSPONDERS                           1,658,821        1,740,675
FURNITURE AND FIXTURES                             495,815          619,271
TRANSPORTATION EQUIPMENT                         1,121,478        1,142,934
COMPUTER EQUIPMENT                               1,409,503        1,233,057
                                          -----------------  ---------------
                                                31,967,186       27,906,813
ACCUMULATED DEPRECIATION                       (17,060,728)     (13,054,956)
                                          -----------------  ---------------
                                                14,906,458       14,851,857
LAND                                             3,769,049        3,778,053
CONSTRUCTION AND PROJECTS IN PROGRESS              395,816          760,671
                                          -----------------  ---------------
                                          Ps.   19,071,323   Ps. 19,390,581
                                          =================  ===============

     DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004, WAS PS.1,527,983 AND PS.1,364,980, RESPECTIVELY.


3. LONG-TERM DEBT SECURITIES:

     AS  OF  SEPTEMBER  30,  THE  COMPANY'S   LONG-TERM   DEBT   SECURITIES
OUTSTANDING WERE AS FOLLOWS:


                                                                     2005                                  2004
                                                   ---------------------------------------  -----------------------------------
                                                     U.S. DOLLAR                            U.S. DOLLAR
                                                      PRINCIPAL                              PRINCIPAL
                                                       AMOUNTS                 MEXICAN         AMOUNTS               MEXICAN
           LONG-TERM DEBT SECURITIES                 (THOUSANDS)                PESOS        (THOUSANDS)              PESOS
------------------------------------------------   -----------------  --------------------  ---------------  ------------------
11.875%  SERIES "B"  SENIOR  NOTES DUE 2006
   (A) (C)                                           $      5,343        Ps.     57,517       $    5,343       Ps.     63,026
  8.625% SENIOR NOTES DUE 2005 (B) (C)                      -                     -              200,000            2,359,195
  8.000% SENIOR NOTES DUE 2011 (B) (C) (D)                 75,484               812,585          300,000            3,538,793
  6.625% SENIOR NOTES DUE 2025 (B) (C) (D)                600,000             6,459,000             -                      -
  8.500% SENIOR NOTES DUE 2032 (B) (C)                    300,000             3,229,500          300,000            3,538,793
  INNOVA'S 12.875% SENIOR NOTES DUE 2007                    -                     -               88,000            1,038,046
  INNOVA'S 9.375% SENIOR NOTES DUE 2013 (E)               300,000             3,229,500          300,000            3,538,793
                                                   -----------------  --------------------  ---------------  ------------------
                                                     $  1,280,827            13,788,102      $ 1,193,343           14,076,646
                                                   =================                        ===============
UDI-DENOMINATED NOTES DUE 2007 (D) (F)                                          927,917                             3,887,663
                                                                      --------------------                   ------------------
                                                                         Ps. 14,716,019                        Ps. 17,964,309
                                                                      ====================                   ==================


(A) THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) THESE SECURITIES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY.

(C) INTEREST ON SERIES "B" SENIOR NOTES DUE 2006, AND SENIOR NOTES DUE 2005, 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49%, 9.07%, 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

(D) ON MARCH 18, 2005 AND MAY 26, 2005, THE COMPANY ISSUED U.S.$400 MILLION AND U.S.$200 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2025, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE ON MARCH 15, 2005 FOR ANY OR ALL OF THE U.S.$300 MILLION AGGREGATE PRINCIPAL AMOUNT OF 8.00% SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF THE AGGREGATE PRINCIPAL AMOUNT OF 8.15% UDI-DENOMINATED NOTES DUE 2007. THE TENDER OFFERS FOR THE SENIOR NOTES DUE 2011 AND THE UDI-DENOMINATED NOTES DUE 2007 EXPIRED ON MARCH 21, 2005 AND MARCH 23, 2005, RESPECTIVELY, AND THE COMPANY PREPAID PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THE AMOUNT OF APPROXIMATELY
     U.S.$222 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION OFFERING ARE INTENDED TO BE USED FOR CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS (SEE NOTE 14).


(E) IN SEPTEMBER 2003, INNOVA COMPLETED THE OFFERING OF THESE U.S.$300 MILLION SENIOR NOTES, BEARING AN INTEREST AT A COUPON RATE OF 9.375%, PAYABLE SEMIANNUALLY. THESE SECURITIES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE COVENANTS FOR INNOVA ON ADDITIONAL INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSETS SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. ADDITIONALLY, ON OR BEFORE SEPTEMBER 19, 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(F) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 AND 1,086,007,800 UDIS AS OF SEPTEMBER 30, 2005 AND 2004, RESPECTIVELY, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF SEPTEMBER 30, 2005 AND 2004 INCLUDES RESTATEMENT OF PS.213,250 AND PS.782,368, RESPECTIVELY. THE UDI VALUE AS OF SEPTEMBER 30, 2005, WAS PS. 3.586687 PER ONE UDI.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE PRINCIPAL AMOUNT OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032. EFFECTIVE MARCH 18, 2005, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS A HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE U.S.$400 MILLION SENIOR NOTES DUE 2025 ISSUED IN CONNECTION WITH THE PREPAYMENT OF APPROXIMATELY U.S.$485.4 MILLION OF PRINCIPAL AMOUNT OF THE COMPANY'S OUTSTANDING LONG-TERM DEBT. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE
7). AS OF SEPTEMBER 30, 2005, THE TOTAL PRINCIPAL AMOUNT OF THE COMPANY'S LONG-TERM DEBT BEING HEDGED BY UNIVISION WAS APPROXIMATELY U.S.$775.5 MILLION.

     IN  JUNE  2005,  THE  GROUP   REPURCHASED   U.S.$2.0  MILLION  OF  THE
OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AGGREGATE AMOUNT OF U.S.$2.4 MILLION.


4. CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.


5. STOCKHOLDERS' EQUITY:

     THE MAJORITY  STOCKHOLDERS'  EQUITY AS OF SEPTEMBER 30, IS ANALYZED AS
FOLLOWS:

                                                                    2005                                 2004
                                                     -----------------------------------  ------------------------------------
                                                         NOMINAL           RESTATED            NOMINAL            RESTATED
                                                          PESOS             PESOS               PESOS               PESOS
                                                     ---------------  ------------------  ------------------  ----------------
CAPITAL STOCK ISSUED                                  Ps. 2,524,174    Ps.    9,734,957     Ps.   2,524,174    Ps. 9,734,957
ADDITIONAL PAID-IN CAPITAL                                3,841,792           4,146,629           3,841,792         4,146,629
LEGAL RESERVE                                             1,018,068           1,770,290             802,231         1,550,744
RESERVE FOR REPURCHASE OF SHARES                          2,255,655           5,654,834           2,255,655         5,654,834
UNAPPROPRIATED EARNINGS                                   2,961,418          11,318,044          7,749,823         11,734,395
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF ASSOCIATES       3,454,442           3,902,549           3,486,635         4,002,320
CUMULATIVE EFFECT OF DEFERRED TAXES                      (2,197,681)         (2,939,909)         (2,197,681)       (2,939,909)
ACCUMULATED OTHER COMPREHENSIVE LOSS                          --             (3,914,130)               --          (3,058,971)
NET INCOME FOR THE NINE MONTHS                                --              3,552,138           2,387,396         2,521,909
SHARES REPURCHASED                                       (6,018,027)         (5,877,340)         (6,338,015)       (6,700,987)
                                                                      ------------------                      ----------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                                     Ps.  26,524,415                         Ps.27,008,893
                                                                      ==================                      ================


     IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 21, 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APPROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("THE RECAPITALIZATION"), WHICH COMPRISED THE
FOLLOWING: (I) A 25-FOR-ONE STOCK SPLIT, WHICH BECAME EFFECTIVE ON JULY 26, 2004 (ALL THE COMPANY'S SHARE DATA IN THESE FINANCIAL STATEMENTS ARE PRESENTED ON POST-SPLIT BASIS); (II) THE CREATION OF THE SERIES "B" SHARES;
(III) A 14-FOR-25 STOCK DIVIDEND IN THE AMOUNT OF PS.953,136 (NOMINAL OF PS.906,114); AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 ON A PRE-SPLIT BASIS BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     IN CONNECTION WITH THE COMPANY'S RECAPITALIZATION IN JULY 2004, THE COMPANY ISSUED 312,880,056 ADDITIONAL CPOS BY COMBINING 7,822,001,400 SERIES "A" SHARES, 6,883,361,232 SERIES "B" SHARES, 10,950,801,960 SERIES
"D" SHARES AND 10,950,801,960 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE OWNED BY CERTAIN SHAREHOLDERS. ADDITIONALY, IN OCTOBER, 2004, THE COMPANY ISSUED 79,956,795 ADDITIONAL CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A COMPANY'S TRUST (EQUIVALENT TO 76,510,876 CPOS) AND A COMPANY'S SUBSIDIARY (EQUIVALENT TO 3,445,919 CPOS).

     IN APRIL, 2005, THE COMPANY ISSUED 4,285 ADDITIONAL CPOS BY COMBINING 107,125 SERIES "A" SHARES, 94,270 SERIES "B" SHARES, 149,975 SERIES "D" SHARES AND 149,975 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A TRUST FOR A GROUP'S PENSION PLAN.

     IN APRIL 2005, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.1.35 PER CPO, EQUIVALENT TO PS.4,214,750 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 31, 2005.


     AS OF SEPTEMBER 30, 2005, THE NUMBER OF SHARES AND CPOS ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:


SHARES                ISSUED            REPURCHASED         OUTSTANDING
-------------   ------------------  ------------------  -------------------
SERIES "A"        124,736,244,175      10,383,806,260      114,352,437,915
SERIES "B"         60,269,682,796       6,205,297,983       54,064,384,813
SERIES "D"         92,133,721,715       6,122,258,644       86,011,463,071
SERIES "L"         92,133,721,715       6,122,258,644       86,011,463,071
                ------------------  ------------------  -------------------
                  369,273,370,401      28,833,621,531      340,439,748,870
                ==================  ==================  ===================

CPOS                2,632,390,232         174,921,674        2,457,468,558
=============   ==================  ==================  ====================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF SEPTEMBER 30, 2005, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS
FOLLOWS:


                                                  A, B, D, AND L SHARES
                                  ------------------------------------------------------
                                       IN THE FORM         NOT IN THE
                                         OF CPOS          FORM OF CPOS         TOTAL          NET COST
                                  -------------------------------------------------------------------------
REPURCHASE PROGRAM                    5,166,954,000          -             5,166,954,000   PS. (1,337,616)
OWNED BY A COMPANY'S SUBSIDIARY       6,347,109,366         537,563,559    6,884,672,925       (1,412,636)
ACQUIRED BY A COMPANY'S TRUST         8,951,772,492       7,830,222,114   16,781,994,606       (3,926,166)
                                  -------------------------------------------------------------------------
                                     20,465,835,858       8,367,785,673   28,833,621,531   PS. (6,676,418)
                                  =========================================================================


     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE NINE MONTHS ENDED SEPTEMBER 30, 2005, THE COMPANY REPURCHASED 3,354,319,800 SHARES IN THE FORM OF 28,669,400 CPOS IN THE AMOUNT OF PS.945,922 (PS.939,635 NOMINAL).

     IN MARCH 2005, THE GROUP RELEASED 2,036,135,556 SHARES IN THE FORM OF 17,402,868 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.172,286, IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN. ALSO, IN JULY 2005, THE GROUP RELEASED 1,114,850,763 SHARES, IN THE FORM OF 9,528,639 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.122,710 IN CONNECTION WITH SUCH PLAN.

6. REPURCHASE OF SHARES:

     AS OF SEPTEMBER 30, 2005, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,079,426. THIS RESERVE WAS USED IN 1999, 2000 AND 2003, IN THE AMOUNT OF PS.291,082, PS.650,680 AND PS.482,836, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.


7. INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30, CONSISTED OF:

                                                  2005             2004
                                            ---------------  --------------
INTEREST EXPENSE (1)                         Ps. 1,574,527   Ps. 1,430,428
INTEREST INCOME                                   (727,870)       (479,766)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)              581,721          20,728
LOSS  FROM MONETARY POSITION (3)                    12,639         109,860
                                            ---------------  --------------

                                             Ps. 1,441,017   Ps.  1,081,250
                                            ===============  ==============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.18,278 AND PS.112,300 NET IN 2005 AND 2004, RESPECTIVELY.

(2) NET OF THE LOSS OF PS.304,117 IN 2005 AND THE GAIN OF PS.106,865 IN 2004 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2005 AND 2004 OF PS.69,759 AND PS.131,419, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8. DEFERRED TAXES:

     THE DEFERRED  INCOME TAX  LIABILITY  AS OF  SEPTEMBER  30, WAS DERIVED
FROM:

                                                            2005                2004
                                                      -----------------  ------------------
ASSETS:
ACCRUED LIABILITIES                                     Ps.    575,526     Ps.     721,767
GOODWILL                                                       853,023             862,441
TAX LOSS CARRYFORWARDS                                         996,397           1,730,744
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                415,095             352,227
CUSTOMER ADVANCES                                            1,383,508           1,640,341
                                                      -----------------  ------------------
                                                             4,223,549           5,307,520
                                                      -----------------  ------------------
LIABILITIES:
INVENTORIES                                                   (772,959)         (1,585,517)
PROPERTY, PLANT AND EQUIPMENT - NET                         (1,299,159)         (1,309,084)
OTHER ITEMS                                                 (1,226,516)           (305,966)
INNOVA                                                      (1,568,519)         (1,634,736)
                                                      -----------------  ------------------
                                                            (4,867,153)         (4,835,303)
                                                      -----------------  ------------------
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES                    (643,604)            472,217
DEFERRED TAX OF FOREIGN SUBSIDIARIES                          (306,172)           (384,005)
ASSETS TAX                                                   1,427,538           1,341,476
VALUATION ALLOWANCE                                         (2,432,171)         (2,749,443)
RECOVERABLE INCOME TAX FROM REPURCHASE OF SHARES               281,112                   -
                                                      -----------------  ------------------
DEFERRED INCOME TAX LIABILITY                               (1,673,297)         (1,319,755)
EFFECT ON CHANGE OF INCOME TAX RATES
                                                               183,421              91,895
                                                      -----------------  --------------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS        Ps.  (1,489,876)      Ps.(1,227,860)
                                                      =================  ====================


9. EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY," WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004.

10. DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004.

11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 (SEE NOTE 1), THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.179,533, NET OF A RELATED INCOME TAX BENEFIT OF PS.77,095.

     BEGINNING APRIL 1, 2004, THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," AND BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA (SKY MEXICO). AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.1,044,378, NET OF INCOME TAX IN THE AMOUNT OF PS.309,164, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004.

12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2005, ARE AS FOLLOWS:

                                 HISTORICAL NET RESULT (1)                                        RESTATED NET RESULT
                          ----------------------------------------                      ----------------------------------------
                                                                      INDEX AT END
        QUARTER               ACCUMULATED            QUARTER            OF PERIOD          ACCUMULATED           QUARTER
------------------------  ---------------------  -----------------  ------------------  ------------------  -------------------
4(degree) / 04              Ps.  4,316,743         Ps.  1,837,436         112.550        Ps.  4,390,918      Ps.  1,869,009
1(degree) / 05                     594,052                594,052         113.438               599,529             599,529
2(degree) / 05                   1,871,159              1,277,060         113.447             1,888,261           1,288,732
3(degree) / 05                   3,552,138              1,663,877         114.484             3,552,138           1,663,877

(1) AS REPORTED IN EACH QUARTER.


13. INFORMATION BY SEGMENTS:

     INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004, WERE AS FOLLOWS:

                                                 TOTAL          INTERSEGMENT       CONSOLIDATED          OPERATING
                                                REVENUES          REVENUES           REVENUES           INCOME (LOSS)
                                            ---------------   -----------------  -----------------   ------------------
2005:
TELEVISION BROADCASTING                     Ps.  12,527,333      Ps. 405,807       Ps. 12,121,526       Ps. 5,109,661
PAY TELEVISION NETWORKS                             776,172          220,090              556,082             320,722
PROGRAMMING EXPORTS                               1,362,254              -              1,362,254             472,068
PUBLISHING                                        1,725,237           30,754            1,694,483             277,169
PUBLISHING DISTRIBUTION                             291,492            7,217              284,275             (13,908)
SKY MEXICO                                        4,359,204           23,070            4,336,134           1,159,561
CABLE TELEVISION                                    999,366            1,974              997,392              90,526
RADIO                                               233,215           38,491              194,724              12,097
OTHER BUSINESSES                                    975,795           50,180              925,615            (106,591)
ELIMINATIONS AND CORPORATE EXPENSES                (777,583)        (777,583)                 -              (129,271)
                                            ----------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          Ps.  22,472,485    Ps.      -          Ps. 22,472,485       Ps. 7,192,034
                                            ===============   =================  =================   ==================

2004:
TELEVISION BROADCASTING                     Ps.  12,022,076    Ps.   242,233       Ps. 11,779,843       Ps. 4,566,259
PAY TELEVISION NETWORKS                             599,157          109,303              489,854             209,221
PROGRAMMING EXPORTS                               1,450,266             -               1,450,266             537,337
PUBLISHING                                        1,478,961            1,460            1,477,501             258,144
PUBLISHING DISTRIBUTION                           1,500,238            6,310            1,493,928             (30,806)
SKY MEXICO (1)                                    2,439,010           23,771            2,415,239             498,326
CABLE TELEVISION                                    847,578            2,376              845,202              90,079
RADIO                                               205,550           37,781              167,769              (2,205)
OTHER BUSINESSES                                  1,220,329           80,645            1,139,684            (193,689)
ELIMINATIONS AND CORPORATE EXPENSES                (503,879)        (503,879)                 -              (117,691)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          Ps.  21,259,286    Ps.      -          Ps. 21,259,286       Ps. 5,814,975
                                            ===============   =================  =================   ==================

(1) BEGINNING APRIL 1, 2004, THE GROUP CONSOLIDATES THE FINANCIAL
STATEMENTS OF INNOVA (SKY MEXICO).




14. PREPAYMENT OF LONG-TERM DEBT:

     DURING THE FIRST NINE MONTHS OF 2005, THE GROUP PREPAID CERTAIN LONG-TERM NOTES PAYABLE IN THE AGGREGATE PRINCIPAL AMOUNT OF APPROXIMATELY U.S.$5.4 MILLION, WHICH ORIGINALLY MATURED BETWEEN 2007 AND 2009.

     IN MAY 2005, THE GROUP PREPAID ALL OF THE OUTSTANDING AMOUNTS OF A PS.80.0 MILLION LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2006.

     IN JULY 2005, INNOVA ENTERED INTO A PS.1,012,000 LONG-TERM LOAN WITH THE COMPANY, WITH A FIXED INTEREST RATE OF 10.55% PER ANNUM PAYABLE ON A MONTHLY BASIS AND MATURITIES IN 2010 AND 2011. THE PROCEEDS OF THIS INTERCOMPANY LOAN WERE USED BY INNOVA TO PREPAY ALL OF THE OUTSTANDING AMOUNTS UNDER A SIMILAR CREDIT AGREEMENT WITH A MEXICAN BANK.


15. DISPOSAL OF INTEREST IN DTH TECHCO PARTNERS:

     IN OCTOBER 2005, THE GROUP DISPOSED ITS 30% INTEREST IN DTH TECHCO PARTNERS ("TECHCO") AND WAS RELEASED OF ANY GUARANTEE MADE IN CONNECTION WITH CERTAIN TECHCO'S INDEBTEDNESS. AS A RESULT OF THIS DISPOSAL, IN THE SECOND AND THIRD QUARTERS OF 2005, THE GROUP RECOGNIZED A PRETAX LOSS OF APPROXIMATELY U.S.$15.3 MILLION (PS.164,714) AS OTHER EXPENSE, WHICH PRIMARILY REPRESENTED THE CARRYING VALUE OF THE GROUP'S NET INVESTMENT IN TECHCO, AS WELL AS THE AGGREGATE AMOUNT OF PRINCIPAL AND ACCRUED INTEREST RELATED TO LONG-TERM LOANS MADE BY THE GROUP TO TECHCO.

                            ------------------

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                        QUARTER:  3   YEAR:   2005
GRUPO TELEVISA, S.A.

                     ANALYSIS OF INVESTMENTS IN SHARES

                                  ANNEX 3                                                                              CONSOLIDATED
                                                                                                                     Final Printing

                                                                                         %                  TOTAL AMOUNT
                                                                       NUMBER        OWNERSHIP      (Thousands of Mexican Pesos)
            COMPANY NAME (1)              MAIN ACTIVITIES             OF SHARES         (2)         ------------------------------
                                                                                                      ACQUISITION         BOOK
                                                                                                          COST          VALUE (3)
-------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES
 1  CORPORATIVO VASCO DE QUIROGA,          PROMOTION AND                  9,966,244        100.00      1,897,090        1,260,311
    S.A. DE C.V.                           DEVELOPMENT OF
                                           COMPANIES
 2  CVQ ESPECTACULOS, S.A. DE C.V.         PROMOTION AND                 11,979,937        100.00      1,499,651          595,720
                                           DEVELOPMENT OF
                                           COMPANIES
 3  DTH EUROPA, S.A.                       PROMOTION AND                  1,080,182         90.25        780,220          122,979
                                           DEVELOPMENT OF
                                           COMPANIES
 4  EDITORA FACTUM, S.A. DE C.V.           PROMOTION AND                619,586,864        100.00      1,816,751        2,029,396
                                           DEVELOPMENT OF
                                           COMPANIES
 5  EDITORIAL TELEVISA, S.A. DE C.V.       PROMOTION AND                  1,037,498        100.00        823,582        1,638,103
                                           DEVELOPMENT OF
                                           COMPANIES
 6  FACTUM MAS, S.A. DE C.V.               PROMOTION AND              5,442,040,701        100.00      4,756,067       (1,518,758)
                                           DEVELOPMENT OF
                                           COMPANIES
 7  GRUPO DISTRIBUIDORAS INTERMEX,         DISTRIBUTION OF BOOKS        349,470,905        100.00        822,778          314,179
    S.A. DE C.V.                           AND MAGAZINES
 8  CAMPUS AMERICA, S.A. DE C.V.           PROMOTION AND                418,881,301        100.00        342,274       10,187,805
                                           DEVELOPMENT OF
                                           COMPANIES
 9  PROMO-INDUSTRIAS                       PROMOTION AND                    900,621        100.00         63,022          198,373
    METROPOLITANAS, S.A. DE C.V.           DEVELOPMENT OF
                                           COMPANIES
 10 SISTEMA RADIOPOLIS, S.A. DE C.V.       COMMERCIALIZATION OF          76,070,313         50.00        764,739          225,992
                                           RADIO PROGRAMMING
 11 TELEPARABOLAS, S.L.                    MAINTENANCE OF                     1,500        100.00            750            3,509
                                           PARABOLIC DISHES
 12 TELESISTEMA MEXICANO, S.A. DE C.V.     COMMERCIALIZATION OF         169,773,895        100.00     12,806,397       23,904,394
                                           TELEVISION
 13 TELEVISA ARGENTINA, S.A.               COMMERCIAL OPERATION           1,499,999        100.00        115,371           31,576
                                           OF TELEVISION
 14 TELEVISA JUEGOS, S.A. DE C.V.          PROMOTION AND                     65,249        100.00         65,200           72,699
                                           DEVELOPMENT OF
                                           COMPANIES
 15 TELEVISION INDEPENDIENTE DE            PROMOTION AND                 32,989,789         99.98      2,864,972        5,064,933
    MEXICO, S.A. DE C.V.                   DEVELOPMENT OF
                                           COMPANIES
 16 CAPITALIZED INTEGRAL COST OF                                                  1                                       226,539
    FINANCING, 1994
 17 CAPITALIZED INTEGRAL COST OF                                                  1                                       413,167
    FINANCING, 1995
 18 CAPITALIZED INTEGRAL COST OF                                                  1                                        28,614
    FINANCING, 1996
 19 CAPITALIZED INTEGRAL COST OF                                                  1                                        23,276
    FINANCING, 1998
----------------------------------------------------------------------------------------------------------------------------------
    TOTAL INVESTMENT IN SUBSIDIARIES                                                                  29,418,864       44,822,807
----------------------------------------------------------------------------------------------------------------------------------

ASSOCIATES
 1  ARGOS COMUNICACION, S.A. DE C.V.       OPERATION AND/OR              33,000,000         15.30        137,000           32,134
                                           BROADCASTING OF T.V.
 2  DIBUJOS ANIMADOS MEXICANOS             PRODUCTION OF                  1,735,560         49.00          4,384              743
    DIAMEX, S.A. DE C.V.                   ANIMATED CARTOONS
 3  EDITORIAL CLIO, LIBROS Y VIDEOS,       PUBLISHING AND PRINTING        2,627,050         30.00         26,270           11,603
    S.A. DE C.V.                           OF BOOKS AND
                                           MAGAZINES.
 4  ENDEMOL MEXICO, S.A. DE C.V.           COMMERCIALIZATION OF           1,635,000         50.00          1,635           14,979
                                           TELEVISION
                                           PROGRAMMING
 5  EN VIVO ESPECTACULOS, S. DE R.L.       LIVE ENTERTAINMENT IN                  2        100.00          4,898            1,241
    DE C.V.                                MEXICO
 6  MAS FONDOS, S.A. DE C.V.               MUTUAL FUND DISTRIBUTION          99,758         46.55         99,758           14,990
                                           COMPANY
 7  METROS CUBICOS, S.A. DE C.V.           PORTAL INTERNET                2,089,343         18.65         43,031           11,389

 8  OCESA ENTRETENIMIENTO, S.A. DE         LIVE ENTERTAINMENT IN         14,100,000         40.00      1,095,581          523,938
    C.V.                                   MEXICO
 9  TELEVISORA DEL YAQUI, S.A. DE C.V.     OPERATION AND/OR               4,124,986         15.00            412            6,262
                                           BROADCASTING OF T.V.
 10 UNIVISION COMMUNICATIONS, INC.         BROADCASTING OF T.V.          30,187,534          9.56      5,602,976        5,797,516
                                           SPANISH PROGRAMS

----------------------------------------------------------------------------------------------------------------------------------

    TOTAL INVESTMENT IN ASSOCIATES                                                                     7,015,945        6,414,795

----------------------------------------------------------------------------------------------------------------------------------

    OTHER PERMANENT INVESTMENTS                                                                                           181,819

----------------------------------------------------------------------------------------------------------------------------------

    TOTAL                                                                                             36,434,809       51,419,421

----------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:  3        YEAR:  2005
GRUPO TELEVISA, S.A.

                                  ANNEX 5
                             CREDIT BREAK DOWN
                        (Thousands of Mexican Pesos)

                                                                                           CONSOLIDATED
                                                                                         Final Printing
                                                                                  Denominated
                                                                                    In Pesos
      Credit Type / Institution                Amortization      Interest     Until 1      More Than
                                                   Date            Rate         Year         1 Year
-------------------------------------------------------------------------------------------------------
BANKS
-------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                                    4/23/2012         10.35                    2,000,000
BANAMEX, S.A.                                    5/21/2009          9.70                    1,162,460
BANAMEX, S.A.                                     5/1/2008          8.93       120,000       600,000
BANK OF AMERICA                                  3/31/2010          4.23
SUNTRUST BANK MIAMI, NATIONAL                     4/1/2008          4.50
LEASING DE COLOMBIA                              6/28/2009         13.00
CORPORACION FINANCIERA DE ARRENDAMIENTO          7/31/2006         17.11           676
BANCO DE BILBAO VIZCAYA, S.A.                    1/30/2006          5.86
LEASING DE OCCIDENTE                             4/29/2007         17.62
SANTANDER CENTRAL HISPANO LEASING, S.A.          1/24/2006         14.74



-------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                    120,676      3,762,460
-------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-------------------------------------------------------------------------------------------------------
UNSECURED DEBT
HOLDERS                                          5/13/2006         12.49
HOLDERS                                          9/13/2011          8.41
HOLDERS                                          3/11/2032          8.94
HOLDERS                                          3/18/2025          6.97
HOLDERS                                          9/19/2013          9.86
UDI DENOMINATED-NOTES                            4/13/2007          8.15                      927,917
-------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                                 -        927,917
-------------------------------------------------------------------------------------------------------
SUPPLIERS
-------------------------------------------------------------------------------------------------------
VARIOUS                                          9/30/2006                     876,432
-------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                876,432              -



OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-------------------------------------------------------------------------------------------------------
VARIOUS                                           9/7/2015                   2,192,283         89,264
-------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                            2,192,283         89,264
-------------------------------------------------------------------------------------------------------
TOTAL                                                                        3,189,391      4,779,641
-------------------------------------------------------------------------------------------------------







                                                Amortization of Credits in Foreign Currency With National Entities (Thousands of $)
                                                -----------------------------------------------------------------------------------
                                                                                  Time Interval
                                                -----------------------------------------------------------------------------------
      Credit Type / Institution                  Current        Until 1       Until 2        Until 3        Until 4      Until 5
                                                   Year          Year          Year            Year           Year         Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
BANAMEX, S.A.
BANK OF AMERICA
SUNTRUST BANK MIAMI, NATIONAL
LEASING DE COLOMBIA
CORPORACION FINANCIERA DE ARRENDAMIENTO
BANCO DE BILBAO VIZCAYA, S.A.
LEASING DE OCCIDENTE
SANTANDER CENTRAL HISPANO LEASING, S.A.



-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                         -            -             -              -               -            -
-----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
HOLDERS
HOLDERS
HOLDERS
HOLDERS
HOLDERS
UDI DENOMINATED-NOTES
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                -            -             -            -               -            -
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                        1,041,611
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                     -          1,041,611       -            -               -            -
-----------------------------------------------------------------------------------------------------------------------------------



OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                             0            326,869       228,872      0               0            0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                   -            326,869       228,872      -               -            -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               -          1,368,480       228,872      -               -            -
-----------------------------------------------------------------------------------------------------------------------------------







                                                 Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of $)
                                                -----------------------------------------------------------------------------------
                                                                                  Time Interval
                                                -----------------------------------------------------------------------------------
      Credit Type / Institution                  Current        Until 1       Until 2        Until 3        Until 4      Until 5
                                                   Year          Year          Year            Year           Year         Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
BANAMEX, S.A.
BANK OF AMERICA                                    136            404           539             539           539          27,442
SUNTRUST BANK MIAMI, NATIONAL                                   4,306         4,306           4,306
LEASING DE COLOMBIA                                145            338           109             114            73
CORPORACION FINANCIERA DE ARRENDAMIENTO
BANCO DE BILBAO VIZCAYA, S.A.                       67            363
LEASING DE OCCIDENTE                                41            123           187
SANTANDER CENTRAL HISPANO LEASING, S.A.             15              4



-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                        404          5,538         5,141           4,959           612          27,442
-----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
HOLDERS                                                        57,517
HOLDERS                                                                                                                   812,585
HOLDERS                                                                                                                 3,229,500
HOLDERS                                                                                                                 6,459,000
HOLDERS                                                                                                                 3,229,500
UDI DENOMINATED-NOTES
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                 -         57,517             -               -             -      13,730,585
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                       382,071
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      -        382,071             -               -             -               -
-----------------------------------------------------------------------------------------------------------------------------------



OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                              0        113,883       199,434          93,574       104,921         940,430
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                    -        113,883       199,434          93,574       104,921         940,430
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              404        559,009       204,575          98,533       105,533      14,698,457
-----------------------------------------------------------------------------------------------------------------------------------

NOTES
     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS :

                                 $   10.7650   PESOS PER U.S. DOLLAR
                                      0.0047   PESOS PER COLOMBIAN PESO
                                     12.9524   PESOS PER EURO

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                     QUARTER:  3      YEAR:   2005
GRUPO TELEVISA, S.A.

                     MONETARY FOREIGN CURRENCY POSITION
                        (Thousands of Mexican Pesos)

                                   ANNEX 6                                                                          CONSOLIDATED
                                                                                                                  Final Printing

                                                   DOLLARS (1)                     OTHER CURRENCIES (1)           TOTAL
             TRADE BALANCE                 THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                           OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                 853,050        9,183,083            46,870          504,556         9,687,639
LIABILITIES POSITION                       1,573,636       16,940,192            32,791          352,995        17,293,187
SHORT-TERM LIABILITIES POSITION              149,236        1,606,526            32,577          350,691         1,957,217

LONG-TERM LIABILITIES POSITION             1,424,400       15,333,666               214            2,304        15,335,970

-----------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                 (720,586)      (7,757,109)           14,079          151,561        (7,605,548)

NOTES

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

        $ 10.7650  PESOS PER U.S. DOLLAR
          12.9524  PESOS PER EURO
           3.6866  PESOS PER ARGENTINEAN PESO
           0.0199  PESOS PER CHILEAN PESO
           0.0047  PESOS PER COLOMBIAN PESO
           3.2571  PESOS PER PERUVIAN NUEVO SOL
          19.0770  PESOS PER POUNDS STERLING
          10.7650  PESOS PER ECUADORIAN SUCRE
          10.7650  PESOS PER PANAMANIAN BALBOA
           0.0050  PESOS PER VENEZUELAN BOLIVAR
THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                     QUARTER:  3      YEAR:   2005
GRUPO TELEVISA, S.A.

                     RESULT FROM MONETARY POSITION (1)
                        (Thousands of Mexican Pesos)

                                  ANNEX 7                                                                           CONSOLIDATED
                                                                                                                  Final Printing

                                                                (ASSET) LIABILITY                            MONTHLY
          MONTH               MONETARY           MONETARY            MONETARY             MONTHLY             PROFIT
                               ASSETS          LIABILITIES           POSITION            INFLATION          AND (LOSS)
------------------------------------------------------------------------------------------------------------------------
JANUARY                      32,839,494         36,654,700           3,815,206               0.00                 134

FEBRUARY                     27,532,860         29,649,166           2,116,306               0.00               7,049

MARCH                        26,733,753         28,449,192           1,715,439               0.00               7,731

APRIL                        27,210,070         27,249,798              39,728               0.00                 141

MAY                          24,173,758         31,408,680           7,234,922               0.00             (18,174)

JUNE                         22,699,708         30,545,054           7,845,346               0.00              (7,524)

JULY                         23,155,578         29,832,858           6,677,280               0.00              26,128

AUGUST                       21,558,758         28,896,515           7,337,757               0.00               8,761

SEPTEMBER                    18,706,353         26,219,364           7,513,011               0.00              37,550


RESTATEMENT:                                                                 -                                    149

CAPITALIZATION:                                                              -                                      -

FOREIGN CORP.:                                                               -                                 (4,700)

OTHER                                                                        -                                (69,884)

------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                         (12,639)
------------------------------------------------------------------------------------------------------------------------

NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 69,759 FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.

                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:   3       YEAR:   2005
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8                         CONSOLIDATED
                                                                  Final Printing

          FINANCIAL RESTRICTIONS BASED IN ISSUED DEBT AND/OR TITLE
-------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$75.5 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30, 2005), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


     THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA,
     S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND
     LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.






                 ACTUAL SITUATION OF FINANCIAL RESTRICTIONS
-------------------------------------------------------------------------------

     AT SEPTEMBER 30, 2005, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                   --------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT





                       MEXICO, D.F. OCTOBER 24, 2005

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:   3       YEAR:   2005
GRUPO TELEVISA, S.A.

              PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                   ANNEX 9                                                                      CONSOLIDATED
                                                                                                              Final Printing

            PLANT OR CENTER                         ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                      CAPACITY (1)                (%)
---------------------------------------------------------------------------------------------------------------------------

 TELEVISION:                                                                                     0                    0
CORPORATIVO SANTA FE                     HEADQUARTERS                                            0                    0
TELEVISA SAN ANGEL                       PRODUCTION AND BROADCASTING PROGRAMMING.                0                    0
TELEVISA CHAPULTEPEC                     PRODUCTION AND BROADCASTING PROGRAMMING.                0                    0
REAL ESTATE                              LAND AND UNOCCUPIED, BUILDING,                          0                    0
                                         PARKING LOTS, ADMINISTRATIVE                            0                    0
                                         OFFICES, RADIO ANTENNAS,                                0                    0
                                         TELEVISION STATIONS FACILITIES.                         0                    0
TRANSMISSION STATIONS                    BROADCASTER STATIONS.                                   0                    0
PUBLISHING:                                                                                      0                    0
EDITORIALS                               ADMINISTRATION, SALES, PRODUCTION,                      0                    0
                                         STORAGE AND DISTRIBUTION OF                             0                    0
                                         MAGAZINES AND NEWSPAPERS.                               0                    0
RADIO:                                                                                           0                    0
SISTEMA RADIOPOLIS, S.A. DE C.V.         BROADCASTER STATIONS.                                   0                    0
CABLE TELEVISION:                                                                                0                    0
CABLEVISION, S.A. DE C.V.                CABLE TELEVISION, SIGNAL CONDUCTION                     0                    0
                                         AND TRANSMISSION EQUIPMENT.                             0                    0
OTHER BUSINESSES:                                                                                0                    0
IMPULSORA DEL DEPORTIVO -                SOCCER, SOCCER TEAMS, TRAINING                          0                    0
NECAXA, S.A. DE C.V. AND CLUB            FACILITIES, ADMINISTRATIVE OFFICES AND                  0                    0
DE FUTBOL AMERICA, S.A. DE C.V.          THE AZTECA STADIUM.                                     0                    0
                                                                                                 0                    0
                                                                                                 0                    0
                                                                                                 0                    0

NOTES

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                  QUARTER:  3        YEAR:  2005
GRUPO TELEVISA, S.A.

                             MAIN RAW MATERIALS

                                   ANNEX 10                                                                            CONSOLIDATED
                                                                                                                     Final Printing

                              MAIN                                              MAIN                  DOM.               COST
      DOMESTIC              SUPPLIERS                 FOREIGN                 SUPPLIERS              SUBST.           PRODUCTION
                                                                                                                          (%)
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS      ANIME CREATIVE
                        CORPORATION                                                                                     1.23
                        AMERICA FILMS,
                        S.A. DE C.V.                                                                                    0.03
                        CIMA FILMS,
                        S.A. DE C.V.                                                                                    0.08
                        CINEMAS LUMIERE,
                        S.A. DE C.V.                                                                                    0.07
                        CINEMATOGRAFICA
                        CALDERON, S.A.                                                                                  1.34
                        CINEMATOGRAFICA
                        FILMEX, S.A.                                                                                    0.07
                        CINEMATOGRAFICA
                        JALISCO, S.A.                                                                                   0.12
                        CINEMATOGRAFICA
                        RODRIGUEZ, S.A.                                                                                 0.42
                        CHURUBUSCO,
                        S.A. DE C.V.                                                                                    0.19
                        DIANA INTERNACIO-
                        NAL  FILMS, S.A.                                                                                0.16
                        DIRSOL, S.A.                                                                                    0.10
                        DISTRIBUIDORA RO-
                        MARI, S.A. DE C.V.                                                                              3.45
                        GRUPO GALINDO,
                        S.A. DE C.V.                                                                                    0.14
                        GUSSI, S.A. DE C.V.                                                                             4.93
                        HITS MOVIE VIDEO,
                        S.A. DE C.V.                                                                                    0.06
                        INSTITUTO  MEXICA-
                        NO DE CINE, S.A.                                                                                0.16
                        MICH AND RO
                        ENTERTAINMENT,
                        S.A. DE C.V.                                                                                    0.20
                        NUVISION, S.A.                                                                                  1.13
                        OLALLO RUBIO
                        GRANADO                                                                                         0.08
                        ORO FILMS,
                        S.A. DE C.V.                                                                                    0.24
                        PANAMA INTER-
                        NATIONAL FILMS                                                                                  0.04
                        PELICULAS CLA-
                        SICAS, S.A.                                                                                     0.05
                        PELICULAS NACIO-
                        NALES, S.A.                                                                                     0.04
                        PELICULAS  RODRI-
                        GUEZ, S.A.                                                                                      1.05
                        PELICULAS Y VI-
                        DEOS INTERNACIO-
                        NALES, S.A.                                                                                     0.16
                        PRODUCCIONES
                        AGUILA, S.A.                                                                                    0.26
                        PRODUCCIONES
                        GAER, S.A.                                                                                      0.03
                        PRODUCCIONES
                        GALUBI, S.A.                                                                                    0.09
                        PRODUCCIONES
                        GONZALO ELVIRA                                                                                  0.05
                        PRODUCCIONES
                        MATOUK, S.A.                                                                                    0.37
                        PRODUCCIONES
                        POTOSI, S.A.                                                                                    0.07
                        PRODUCCIONES
                        TOBARI, S.A.                                                                                    0.05
                        PROMOCIMEX,
                        S.A. DE C.V.                                                                                    0.06
                        QUALITY FILMS,
                        S.A. DE C.V.                                                                                    0.12
                        ROBERTO GINART
                        AVALOS                                                                                          0.07
                        SECINE, S.A. DE C.V.                                                                            0.13
                        SHOW CINEMA,
                        S.A. DE C.V.                                                                                    0.13
                        VIDEO PRODUCCIO-
                        NES TIJUANA, S.A.                                                                               0.05
                        VIDEOVISA , S.A.
                        DE C.V.                                                                                         0.04
                        OTHER                                                                                           0.81
                                              PROGRAMS AND FILMS          4KIDS ENTERTAIN-
                                                                          MENT                         NO               0.07
                                                                          ALFRED HABER
                                                                          DISTRIBUTION, INC.           NO               0.63
                                                                          ALLIANCE ATLAN-
                                                                          TIS INTERNATIONAL            NO               1.49
                                                                          ALLIANCE ATLAN-
                                                                          TIS PICTURE                  NO               1.01
                                                                          AMERICA PRO-
                                                                          DUCCIONES, S.A.              NO               4.29
                                                                          BAYWOOD
                                                                          USA,LLC.                     NO               0.06
                                                                          BBC WORDLWIDE
                                                                          AMERICA, INC.                NO               0.15
                                                                          BELLEVILLE
                                                                          INVESTMENT,
                                                                          LTD.                         NO               0.04
                                                                          BETAFILM GMBH
                                                                          & CO.                        NO               1.01
                                                                          BEVERLY HILLS
                                                                          ENTERTAINMENT                NO               0.12
                                                                          BUENAVISTA
                                                                          INTERNATIONAL,
                                                                          INC.                         NO               0.10
                                                                          CANAL + DISTRIBU-
                                                                          TION                         NO               0.13
                                                                          CARSEY WERNER
                                                                          DISTRIBUTION,
                                                                          INC.                         NO               0.31
                                                                          CBS BROADCAST
                                                                          INTERNATIONAL                NO               1.67
                                                                          CCC OF AMERICA,
                                                                          INC.                         NO               0.09
                                                                          CINAR FILMS, INC.            NO               0.10
                                                                          CONSTELLATION
                                                                          PICTURES, INC.               NO               4.43
                                                                          CPT HOLDINGS,
                                                                          INC.                         NO               4.04
                                                                          CROMOSOMA,
                                                                          S.A.                         NO               0.35
                                                                          CROWN MEDIA
                                                                          DIC ENTERTAIN
                                                                          MENT, CORP.                  NO               0.67
                                                                          DORLING KINDER-
                                                                          SLEY VISION                  NO               0.17
                                                                          DREAMWORKS                   NO               4.23
                                                                          ENTERTAINMENT
                                                                          RIGHTS DIST                  NO               0.33
                                                                          FIREWORKS INTER-
                                                                          NATIONAL                     NO               1.24
                                                                          FREMANTLE MEDIA
                                                                          LIMITED                      NO               0.12
                                                                          HASBRO INTERNA-
                                                                          TIONAL,INC.                  NO               0.35
                                                                          HEARTS ENTER-
                                                                          TAINMENT, INC.               NO               1.13
                                                                          HIGHPOINT PRO-
                                                                          DUCTIONS, INC.               NO               0.45
                                                                          INDEPENDENT
                                                                          INTERNATIONAL
                                                                          T.V. INC.                    NO               5.99
                                                                          KUSHNER-LOCKE
                                                                          INTERNATIONAL                NO               0.41
                                                                          LUCAS FILM,
                                                                          LTD.                         NO               3.15
                                                                          LE MONDE
                                                                          ENTERTAINMENT,
                                                                          INC.                         NO               0.39
                                                                          MENDELSON
                                                                          PAWS PRODUC-
                                                                          TIONS, INC.                  NO               0.24
                                                                          MGM/UA TELECOM-
                                                                          MUNICATIONS, INC.            NO               6.93
                                                                          MORGAN CREEK
                                                                          INTERNATIONAL                NO               1.01
                                                                          MOVIEMEX INTER-
                                                                          NATIONAL, INC.               NO               0.10
                                                                          MTV NETWORKS
                                                                          A DIVISION OF
                                                                          VIACOM INT.                  NO               1.75
                                                                          MULTIFILMS,
                                                                          B.V.                         NO               2.01
                                                                          MYRIAM BALLES-
                                                                          TEROS PRODUC-
                                                                          TIONS, INC.                  NO               0.14
                                                                          NELVANA DKC,
                                                                          INC.                         NO               0.15
                                                                          NELVANA INTER-
                                                                          NATIONAL                     NO               0.57
                                                                          NEW LATIN
                                                                          IMAGE CORPO-
                                                                          RATION, INC.                 NO               0.18
                                                                          NU IMAGE
                                                                          INCORPORATED                 NO               0.42
                                                                          PALOMA  PRO-
                                                                          DUCTIONS, LLC.               NO               7.60
                                                                          PARAMOUNT
                                                                          PICTURES ,
                                                                          CORP.                        NO               6.83
                                                                          PEAKVIEWING
                                                                          TRANSATLANTIC                NO               0.09
                                                                          SALSA ENTER-
                                                                          TAINMENT, INC.               NO               1.78
                                                                          SESAME
                                                                          WORKSHOP                     NO               0.48
                                                                          SHOGAKUKAN
                                                                          PRODUCTIONS,
                                                                          INC.                         NO               0.08
                                                                          SONY CORPORA-
                                                                          TION OF AMERICA              NO              18.45
                                                                          SOUTHERN
                                                                          STAR, INC.                   NO               0.19
                                                                          STUDIO CANAL
                                                                          IMAGE                        NO               0.75
                                                                          TELESCREEN
                                                                          DISTRIBUTION,
                                                                          INC.                         NO               0.14
                                                                          TELEVIX ENTER-
                                                                          TAINMENT, S.A.               NO               0.10
                                                                          TEPUY USA COR-
                                                                          PORATION                     NO               0.73
                                                                          TF1 INTERNA-
                                                                          TIONAL, INC.                 NO               0.22
                                                                          TOEI ANIMATION
                                                                          CO., LTD                     NO               1.14
                                                                          TOKYO BROAD-
                                                                          CASTING SYSTEM               NO               0.21
                                                                          TOP ENTERTAIN-
                                                                          MENT PRODUC-
                                                                          TIONS, INC.                  NO               0.14
                                                                          TV LOONLAND
                                                                          AG                           NO               0.11
                                                                          TWENTIETH CEN-
                                                                          TURY FOX, INC.               NO              12.10
                                                                          UNIVERSAL
                                                                          STUDIOS INTER-
                                                                          NATIONAL, B.V.               NO              12.28
                                                                          VENEVISION IN-
                                                                          TERNACIONAL,
                                                                          INC.                         NO               0.25
                                                                          VENTURA FILM
                                                                          DISTRIBUTORS BV              NO               0.74
                                                                          VIACON LATINO
                                                                          AMERICANA, INC.              NO               0.09
                                                                          WARNER BROS.
                                                                          INTERNATIONAL
                                                                          TELEVISION                   NO              24.96
                                                                          WELLSPRING
                                                                          MEDIA, INC.                  NO               0.13
                                                                          WHILAND COMPANY              NO               0.96
                                                                          ZACH MOTION
                                                                          PICTURES, INC.               NO               0.19
                                                                          OTHER                                         1.17
COAXIAL CABLE RG
MAYA 60                 NACIONAL DE
                        CONDUCTORES,
                        S.A. DE C.V.                                                                                    4.85
IDENTIFICATION PLAQUE   RIVANDI, S.A. DE C.V.                                                                           0.02
                                                   CABLEMODEMS            MOTOROLA, INC.               NO               4.41
                                                   HILTI  BOLT            HILTI  MEXICANA,
                                                                          S.A. DE C.V.                 NO               0.02
                                                   SWITCH                 CABLENETWORK
                                                                          MEXICO                       NO               0.02
                                                   TWO OUTLET DEVICE A    TVC CORPORATION             YES               0.03
                                                   DECODER                MOTOROLA, INC.               NO              72.35
COUCHE PAPER            PAPELERA MOHGA-
                        BBA, S.A.                                                                                       0.45
                        SUMINISTROS Y
                        SERVICIOS BROM                                                                                  2.04
                        ABASTECEDORA
                        LUMEN                                                                                           0.04
                        PRODUCTORA
                        COMERCIALIZA-
                        DORA Y EDITORA                                                                                  0.50
                        OFFSET MULTICO-
                        LOR, S.A.                                                                                       1.84
                        PROCESOS INDUS-
                        TRIALES DE PAPEL                                                                                0.18
                        IMPRESOS MOINO,                                                                                 0.12
                        BULKLEY DUNTON                                                                                  1.78
                        KIMBERLY CLARK                                                                                  0.17
                        PAPEL, S.A.                                                                                     0.07
                                                   COUCHE PAPER           STORAM ENSON                YES               6.79
                                                                          BULKLEY DUNTON              YES              16.01
                                                                          M REAL                      YES               1.60
                                                                          MYLLLIKOSKI
                                                                          PAPEL                       YES               5.24
                                                                          TEMBEC, INC.                YES               0.01
                                                                          BULKLEY DUNTON              YES              12.62
                                                                          FINNIPAP                    YES               8.30
                                                                          WEB SOURCE                  YES               0.01
                                                                          BOWATER, INC.               YES               1.86
                                                                          NORKE CANADA                YES               0.04
                                                                          UPM                         YES               0.18
PAPER AND IMPRESSION    PRODUCTORA CO-
                        MERCIALIZADORA Y
                        EDITORES DE LI-
                        BROS , S.A. DE C.V.                                                                             5.34
                        OFFSET
                        MULTICOLOR                                                                                      9.97
                        IMPRESOS MOINO                                                                                  1.36
                        PROCESOS IND
                        DE PAPEL, S.A.                                                                                  2.07
                        BARNICES PARA
                        EDICIONES DE
                        LIBROS, S.A.                                                                                    0.47
                        SERVICIOS PRO-
                        FESIONALES
                        DE IMPRESION,
                        S.A. DE C.V.                                                                                    0.96
                        IMPRESOS EN
                        OFFSET Y SERI-
                        GRAFIA, S.A.                                                                                    0.11
                        LORI DER,  S.A.
                        DE C.V.                                                                                         0.02
                        LITOGRAFIA
                        MAGNO GRAFT,
                        S.A.                                                                                            0.23
                        LOVA IMPRE-
                        SORES, S.A.                                                                                     0.03
                        GRAFICA LA
                        PRENSA, S.A.                                                                                    0.14
                        QUEBECOR
                        WORDL MEXICO                                                                                    0.36
                        REPRODUCCIO-
                        NES FOTOME -
                        CANICAS                                                                                         0.44
                                                   PAPER AND IMPRESSION   QUEBECOR
                                                                          CHILE, S.A.                 YES               3.60
                                                                          QUEBECOR
                                                                          WORLD, INC.                 YES               0.71
                                                                          GRUPO OP GRA-
                                                                          FICAS, S.A.                 YES               0.63
                                                                          PRINTER COLOM-
                                                                          BINA, S.A.                  YES               0.03
                                                                          ST. IVES, INC.              YES               8.62
                                                                          BEST LITHO                  YES               0.31
                                                                          EDITORES, S.A.              YES               0.17
                                                                          RR DONELLY                  YES               2.54
                                                                          QUAD GRAPHICS               YES               4.56
                                                                          PRO-OFFSET EDI-
                                                                          TORIAL, LTDA.               YES               0.18

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:   3       YEAR:   2005
GRUPO TELEVISA, S.A.

                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11
                               DOMESTIC SALES

                                                                                                                       CONSOLIDATED
                                                                                                                     Final Printing

                                                   TOTAL PRODUCTION                   NET SALES                MARKET
                                            ------------------------------  ------------------------------
      MAIN PRODUCTS                              VOLUME         AMOUNT           VOLUME          AMOUNT        SHARE
                                                                                                                 (%)
------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                                        (770,830)

TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                         86.000
ADVERTISED TIME SOLD (HALF HOURS)                                                        5     12,084,762





















OTHER INCOME                                                                                       86,031
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                                                   504,533














ADVERTISED TIME SOLD                                                                               77,625












PUBLISHING:
MAGAZINE CIRCULATION                              115,651        993,779            47,093        584,268











PUBLISHING                                                                                        497,898






OTHER INCOME                                                                                       18,269
PUBLISHING DISTRIBUTION:                                                            10,585        142,778





SKY MEXICO
DTH BROADCAST SATELLITE                                                                         4,081,635
PAY PER VIEW                                                                                      246,822
CHANNEL COMMERCIALIZATION                                                                          30,747




CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                                                      937,353
SERVICE INSTALLATION                                                                               23,334
PAY PER VIEW                                                                                        1,924
CHANNEL COMMERCIALIZATION                                                                          15,907
OTHER                                                                                              20,848


RADIO:
ADVERTISED TIME SOLD                                                                              233,215









OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                                   378,629






SPECIAL EVENTS AND SHOW PROMOTION                                                                 363,378

INTERNET SERVICES                                                                                 225,635


--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                            993,779                       19,784,761
--------------------------------------------------------------------------------------------------------------------------






                                                                                    MAIN
                                         -------------------------------------------------------------------------------------------
      MAIN PRODUCTS                                 TRADEMARKS                                CUSTOMERS

------------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS

TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                        BIMBO, S.A. DE C.V.
                                                                         COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
                                                                         DANONE DE MEXICO, S.A. DE C.V.
                                                                         PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
                                                                         SECRETARIA DE HACIENDA Y CREDITO PUBLICO
                                                                         UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                         COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                         CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                         NOVARTIS FARMACEUTICA, S.A. DE C.V.
                                                                         S.C. JOHNSON AND SON, S.A. DE C.V.
                                                                         GOBIERNO DEL ESTADO DE MEXICO
                                                                         PEGASO PCS, S.A. DE C.V.
                                                                         BARCEL, S.A. DE C.V.
                                                                         THE COCA-COLA EXPORT CORPORATION
                                                                         SUCURSAL EN MEXICO
                                                                         HENKEL CAPITAL, S.A. DE C.V.
OTHER INCOME                                                             VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                          OPERADORA MEGACABLE, S.A. DE C.V.
                                                                         T.V. CABLE, S.A. DE C.V.
                                                                         TELECABLE CENTRO OCCIDENTE, S.A. DE C.V.
                                                                         TELEVISION INTERNACIONAL, S.A. DE C.V.
                                                                         SERVICIOS DE COMUNICACION POR CABLE, S.A. DE C.V.
                                                                         TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                         T.V. CABLE DE PROVINCIA, S.A. DE C.V.
                                                                         CABLE OPERADORA DE LA COMARCA, S.A. DE C.V.
                                                                         CABLENET INTERNATIONAL, S.A.DE C.V.
                                                                         T.V. POR CABLE DEL NORTE DE SONORA, S.A. DE C.V.
ADVERTISED TIME SOLD                                                     BANCO MERCANTIL DEL NORTE, S.A.
                                                                         COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                         VPN DE MEXICO, S.A. DE C.V.
                                                                         PROCTER & GAMBLE MEXICO, S DE R.L. DE C.V.
                                                                         CONTROL MEDIA, S.A. DE C.V.
                                                                         COMBE DE MEXICO,  S. DE R.L. DE C.V.
                                                                         MARCAS NESTLE, S.A. DE C.V.
                                                                         CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                         LINEAS AEREAS ZACATECAS, S.A. DE C.V.
                                                                         LANETRO MOBILE MEXICO, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION                     TV Y NOVELAS MAGAZINE,          GENERAL PUBLIC (AUDIENCE)
                                         TELEGUIA MAGAZINE,              DEALERS
                                         VANIDADES MAGAZINE              COMMERCIAL CENTERS (MALLS)
                                         COSMOPOLITAN MAGAZINE
                                         BIOGRAPHICAL BOOKS
                                         SOCCERMANIA MAGAZINE
                                         TU MAGAZINE
                                         MEN'S HEALTH MAGAZINE
                                         CARAS MAGAZINE
                                         MUY INTERESANTE MAGAZINE
                                         BIG BANG MAGAZINE
PUBLISHING                                                               FRABEL, S.A. DE C.V.
                                                                         KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                         COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
                                                                         UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                         TELEFONOS DE MEXICO, S.A.DE C.V.
                                                                         FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
                                                                         ENFASYS DIGITAL, S.A. DE C.V.
OTHER INCOME                                                             VARIOUS
PUBLISHING DISTRIBUTION:                  MAGAZINE:                      GENERAL PUBLIC (AUDIENCE)
                                         "MAESTRA DE PREESCOLAR"         DEALERS
                                         "SEVENTEEN EN ESPANOL"          COMMERCIAL CENTERS (MALLS)
                                         "CAR AND DRIVER"
                                         "REVISTA DEL CONSUMIDOR"
                                         "ENTREPRENEUR"
SKY MEXICO
DTH BROADCAST SATELLITE                  SKY                             SUBSCRIBERS
PAY PER VIEW
CHANNEL COMMERCIALIZATION                                                BANCO MERCANTIL DEL NORTE, S.A.
                                                                         TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                         COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                         DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
                                                                         VPN DE MEXICO, S.A. DE C.V.
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE             CABLEVISION                     SUBSCRIBERS
SERVICE INSTALLATION                                                     VPN DE MEXICO, S.A. DE C.V.
PAY PER VIEW                                                             BANCO MERCANTIL DEL NORTE, S.A.
CHANNEL COMMERCIALIZATION                                                SERCOMGLOB COMUNICACIONES, S.A. DE C.V.
OTHER                                                                    CONTROL MEDIA, S.A. DE C.V.
                                                                         COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                         MUEBLERIA FREY, S.A. DE C.V.
RADIO:
ADVERTISED TIME SOLD                                                     INSTITUTO MEXICANO DEL SEGURO SOCIAL
                                                                         PARTIDO REVOLUCIONARIO INSTITUCIONAL DEL ESTADO DE MEXICO
                                                                         ORGANIZACION RADIOFONICA DE BAJA CALIFORNIA, S.A. DE C.V.
                                                                         PROPIMEX, S.A. DE C.V.
                                                                         ARENA COMUNICATIONS, S.A. DE C.V.
                                                                         UNILEVER DE MEXICO, S DE R.L. DE C.V.
                                                                         PEGASO PCS, S.A. DE C.V.
                                                                         COOPERATIVA LA CRUZ AZUL, S.C.L.
                                                                         BBVA BANCOMER, S.A.
                                                                         MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                          CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                         CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                         OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                         MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                         CINEMARK DE MEXICO, S.A. DE C.V.
                                                                         COYOACAN FILMS, S.A. DE C.V.
                                                                         GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION        AMERICA                         GENERAL PUBLIC (AUDIENCE)
                                         REAL SAN LUIS                   FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                        ESMAS.COM                       RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                         PEGASO PCS, S.A. DE C.V.
                                                                         IUSACELL, S.A. DE C.V.
                                                                         OPERADORA UNEFON, S.A. DE C.V.
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:   3       YEAR:   2005
GRUPO TELEVISA, S.A.

                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11A
                               FOREIGN SALES

                                                                                                                       CONSOLIDATED
                                                                                                                     Final Printing

                                                   TOTAL PRODUCTION                   NET SALES
                                            ------------------------------  -----------------------------
      MAIN PRODUCTS                              VOLUME         AMOUNT           VOLUME          AMOUNT         DESTINATION

--------------------------------------------------------------------------------------------------------- -------------------------

INTERSEGMENT ELIMINATIONS                                                                         (6,753)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                                                            314,436  UNITED STATES OF AMERICA





OTHER INCOME                                                                                      42,104  UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                                                                 194,014  SPAIN
                                                                                                          ARGENTINA
                                                                                                          CHILE
                                                                                                          GUATEMALA
                                                                                                          COLOMBIA
                                                                                                          UNITED STATES OF AMERICA

PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES                                                                      1,362,254  UNITED STATES OF AMERICA
                                                                                                          CENTRAL AMERICA
                                                                                                          CARIBBEAN
                                                                                                          EUROPE
                                                                                                          SOUTH AMERICA
                                                                                                          AFRICA
                                                                                                          ASIA
PUBLISHING:
MAGAZINE CIRCULATION                                                            22,978           330,871  GUATEMALA AND COSTA RICA
                                                                                                          UNITED STATES OF AMERICA
                                                                                                          PANAMA
                                                                                                          SOUTH AMERICA
                                                                                                          CENTRAL AMERICA


PUBLISHING                                                                                       293,931





PUBLISHING DISTRIBUTION:                                                        12,710           148,714  PANAMA
                                                                                                          SOUTH AMERICA





OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                                                                        8,153

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                          2,687,724
-----------------------------------------------------------------------------------------------------------------------------------



                                                                             MAIN
                                         ------------------------- ----------------------------------------------------------------
      MAIN PRODUCTS                              TRADEMARKS                              CUSTOMERS

------------------------------------------------------------------ ----------------------------------------------------------------


INTERSEGMENT ELIMINATIONS

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                                   MCCANN ERICKSON, INC
                                                                        BBD&O
                                                                        SAATCHI & SAATCHI
                                                                        OMD
                                                                        GSD&M ADVERTISING
                                                                        MINDSHARE
OTHER INCOME                                                            VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                                        TELEVISORA DE COSTARICA
                                                                        GALAXY ENTERTAIMENT ARGENTINA, S.A.
                                                                        SKY CHILE CPA
                                                                        SUPER CABLE, AKL.
                                                                        TCN DOMINICANA, S.A.
                                                                        ECHOSTAR
                                                                        COX
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES               TELEVISA                        CPIF VENTURE, INC.
                                        TELEVISA                        KYOTO BROADCASTING SYSTEM, CO. LTD
                                        TELEVISA                        TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                        TELEVISA                        CORPORACION  VENEZOLANA DE TELEVISION
                                        TELEVISA                        COMPANIA PERUANA DE RADIODIFUSION, S.A.
                                        TELEVISA                        TV. FUTBOL, INC.
                                        TELEVISA                        CORPORACION  MEDCOM PANAMA, S.A.
PUBLISHING:
MAGAZINE CIRCULATION                    T.V. Y NOVELAS MAGAZINE         GENERAL PUBLIC (AUDIENCE)
                                        NATIONAL GEOGRAPHIC             DEALERS
                                        HISPANIC MAGAZINE               COMMERCIAL CENTERS (MALLS)
                                        VANIDADES MAGAZINE
                                        COSMOPOLITAN MAGAZINE
                                        TU  MAGAZINE

PUBLISHING                                                              PROCTER & GAMBLE
                                                                        P & G PRESTIGE
                                                                        DIRBEL, S.A.
                                                                        ESTEE LAUDER
                                                                        JOHNSON & JOHNSON
                                                                        WRIGLEY'S
PUBLISHING DISTRIBUTION:                SELECCIONES MAGAZINE            GENERAL PUBLIC (AUDIENCE)
                                        HOLA MAGAZINE                   DEALERS
                                        VEA MAGAZINE                    COMMERCIAL CENTERS (MALLS)
                                        SOHO MAGAZINE
                                        CROMOS MAGAZINE
                                        CAMBIO SET MAGAZINE
                                        SEMANA MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                                             NEW LINE INTERNATIONAL RELEASING, INC.
                                                                        METRO GOLDWIN MAYER STUDIOS, INC.

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                       QUARTER:  3      YEAR:  2005
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                  ANNEX 13                                                       CONSOLIDATED
                                                                                               Final Printing
----------------------------------------------------------------------------------------------------------------
MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2005,
INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                   AUTHORIZED AMOUNT         EXERCISED AMOUNT        PROGRESS %
-----------                                   -----------------         ----------------        ----------

U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------
DIGITALIZATION OF THE CABLE TELEVISION
  NETWORK                                      U.S.$     124.8            U.S.$    76.5             61%

INFORMATION TECHNOLOGY PROJECTS
  OF CABLE TELEVISION                                     17.8                     13.5             76%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                     13.3                     10.4             78%

INFORMATION TECHNOLOGY PROJECTS                           12.9                     12.4             96%

SKY MEXICO PROJECTS                                       61.7                     56.1             91%


MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------
INFORMATION TECHNOLOGY PROJECTS                  PS.      35.5              PS.    29.6             83%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                     38.1                      1.9              5%


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                  QUARTER:   3       YEAR:   2005
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                   ANNEX 14                     CONSOLIDATED
                                                                Final Printing

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032. EFFECTIVE MARCH 2005, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION, AS OF SEPTEMBER 30, 2005, THE AGGREGATE AMOUNT OF OUTSTANDING LONG-TERM DEBT BEING HEDGED BY THE NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$775.5 MILLION (PS.8,348,085) CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

     THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2004, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2005, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS 1.0350. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2004, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR SEPTEMBER 2004 WOULD HAVE BEEN 1.0365.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
                                          --------------------------------
                                                 (Registrant)

Dated:  October 28, 2005                  By /s/ Jorge Lutteroth Echegoyen
                                          --------------------------------
                                          Name: Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice-President